ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34783
August 30, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Summary (For the three months ended June 30, 2005) dated August 15, 2005;

2. Non-Consolidated Financial Summary (For the three months ended June 30, 2005) dated August 15, 2005;

3. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated August 15, 2005 and Supplementary Materials for the Three Months Ended June 30, 2005;

4. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated August 15, 2005 and Supplementary Materials for the Three Months Ended June 30, 2005;

5. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated August 15, 2005 and Supplementary Materials for the Three Months Ended June 30, 2005; and

6. Press release dated August 19, 2005 and entitled "Inter-group reorganization of in-house sales representatives' channel of T&D Financial Life Insurance Company".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2005)

August 15, 2005

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: Yes. Accounting standards of impairment of fixed assets have been applied since the three months ended June 30, 2005.
(3) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	16
Number of non-consolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	2

(4) Changes in Scope of Consolidation and Application of Equity Method: None

2. Consolidated Operating Results for the Three Months Ended June 30, 2005 (April 1, 2005 - June 30, 2005)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the previous term of the three months ended June 30, 2004 and the year ended March 31, 2005. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	%change
Three months ended June 30, 2005	¥625,381 million	(9.6)	¥27,674 million	(23.7)	¥6,558 million	(79.0)
Three months ended June 30, 2004	¥691,592 million	—	¥36,268 million	—	¥31,193 million	—
Year Ended March 31, 2005	¥2,316,781 million	—	¥108,838 million	—	¥37,131 million	—

	Net Income per Share	Net Income per Share (Fully Diluted)
Three months ended June 30, 2005	¥27.16	—
Three months ended June 30, 2004	¥134.16	—
Year Ended March 31, 2005	¥155.41	—

Notes:

1. *Equity in net gain of affiliated companies: ¥6 million for the three months ended June 30, 2005; ¥2 million for the three months ended June 30, 2004; ¥16 million for the year ended March 31, 2005*
2. *Average number of outstanding shares during the term (consolidated): three months ended June 30, 2005: 241,458,788; three months ended June 30, 2004: 232,497,636; year ended March 31, 2005: 237,486,517*
3. *% change for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2005	¥13,015,991 million	¥589,785 million	4.5%	¥2,442.62
As of June 30, 2004	¥12,957,415 million	¥483,050 million	3.7%	¥2,077.72
As of March 31, 2005	¥13,043,431 million	¥582,331 million	4.5%	¥2,410.76

Note: Number of outstanding shares at the end of the term (consolidated): as of June 30, 2005: 241,455,938; as of June 30, 2004: 232,490,014; as of March 31, 2005: 241,461,460

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Three months ended June 30, 2005	¥(22,275) million	¥35,324 million	¥(14,042) million	¥867,881 million
Three months ended June 30, 2004	¥(127,980) million	¥63,306 million	¥(5,030) million	¥609,727 million
Year Ended March 31, 2005	¥(33,775) million	¥200,155 million	¥27,189 million	¥870,062 million

3. Consolidated Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	Ordinary Revenues	Ordinary Profit	Net Income
Half-year ending Sep. 30, 2005	¥1,120,000 million	¥44,000 million	¥9,000 million
Year ending March 31, 2006	¥2,170,000 million	¥95,000 million	¥26,000 million

Notes:

1. *The above forecasts have not been changed from the previous forecasts announced on May 19, 2005.*
2. *Projected net income per share for the year ending March 31, 2006 is ¥107.68.*

The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

4. *Financial Review*

1. Consolidated Results of Operations

For the three months ended June 30, 2005, ordinary revenues decreased ¥66.2 billion, or 9.6 percent from the level of the same term of the previous fiscal year, to ¥625.3 billion, which was a total of income from insurance premiums of ¥501.3 billion (up 9.6 percent), investment income of ¥82.1 billion (down 6.2 percent), other ordinary income of ¥41.8 billion (down 71.4 percent) and others.

Ordinary expenses decreased ¥57.6 billion, or 8.8 percent from the level of the same term of the previous fiscal year, to ¥597.7 billion, which was a total of insurance claims and other payments of ¥504.4 billion (down 10.2 percent), investment expenses of ¥21.1 billion (up 16.4 percent), operating expenses of ¥52.3 billion (down 1.6 percent), other ordinary expenses of ¥19.5 billion (down 10.4 percent) and others.

As a result, ordinary profit decreased by ¥8.5 billion, or 23.7 percent, to ¥27.6 billion. Ordinary profit decreased due mainly to a decrease in income from interest and dividends attributed to a decline of the reinvestment yields resulting from the prolongation of low interest rates and a decrease in the amount of fixed income assets.

Extraordinary gains decreased 70.7 percent, to ¥0.1 billion, and extraordinary losses increased 310.8 percent, to ¥6.9 billion. Extraordinary losses increased mainly because that the impairment loss of ¥3.3 billion resulting from the adoption of accounting standards of impairment losses of fixed assets and provision for reserve for price fluctuations of ¥3.4 billion were stated.

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income decreased ¥24.6 billion, or 79.0 percent, from the level of the same term of the previous fiscal year, to ¥6.5 billion.

Further, net income decreased due mainly to a decrease in ordinary profit, an increase in extraordinary losses, and deferred income tax returns became negative resulting from a decline in the positive effect of adopting a consolidation taxation system.

2. Consolidated Financial Position

(1) Balance Sheets

As of June 30, 2005, total assets amounted to ¥13,015.9 billion (down 0.2 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥8,768.2 billion (down 0.7 percent), loans of ¥2,688.0 billion (down 1.7 percent) and cash and deposits of ¥415.9 billion (up 20.4 percent).

Total liabilities were ¥12,424.8 billion (down 0.3 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,062.7 billion (down 0.2 percent).

Total equity was ¥589.7 billion (up 1.3 percent), of which net unrealized gains on securities was ¥258.4 billion (up 4.9 percent).

(2) Cash Flows

Cash flows for the three months ended June 30, 2005, were as follows.

Net cash used in operating activities decreased ¥105.7 billion from the level of the same term of the previous fiscal year, amounted to ¥22.2 billion. This is due mainly to an increase in income from insurance premiums and a decrease in the amount of insurance claims and other payments. Net cash provided by investing activities decreased ¥27.9 billion from the level of the same term of the previous fiscal year, amounted to ¥35.3 billion. Net cash used in financing activities increased ¥9.0 billion from the level of the same term of the previous fiscal year, amounted to ¥14.0 billion.

As a result, cash and cash equivalents as of June 30, 2005, totaled ¥867.8 billion, down ¥2.1 billion from the beginning of the fiscal year.

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the three months ended June 30, 2005, Taiyo Life's ordinary revenues decreased ¥22.9 billion, or 6.4 percent from the level of the same term of the previous fiscal year, to ¥332.6 billion, which was a total of income from insurance premiums of ¥247.2 billion (up 13.1 percent), investment income of ¥46.7 billion (down 0.8 percent), and other ordinary income of ¥38.6 billion (down 57.0 percent).

Ordinary expenses decreased ¥28.3 billion, or 8.1 percent from the level of the same term of the previous fiscal year, to ¥320.3 billion, which was a total of insurance claims and other payments of ¥278.1 billion (down 7.1 percent), investment expenses of ¥11.0 billion (down 35.5 percent), operating expenses of ¥20.9 billion (down 1.0 percent) and others.

As a result, ordinary profit increased by ¥5.3 billion, or 79.1 percent, to ¥12.2 billion. Ordinary profit increased due mainly to an improvement in capital gains and losses, including net losses from derivatives and gains and losses on sales of securities despite a decrease in income from interest and dividends.

Extraordinary gains decreased 74.3 percent, to ¥0.0 billion, and extraordinary losses increased 769.8 percent, to ¥4.9 billion. Extraordinary losses increased due mainly to recognizing the impairment loss of ¥3.0 billion and provision for reserve for price fluctuations of ¥1.6 billion.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income decreased ¥0.3 billion, or 16.6 percent from the level of the same term of the previous fiscal year, to ¥1.5 billion.

Daido Life Insurance Company:

For the three months ended June 30, 2005, Daido Life's ordinary revenues decreased ¥44.4 billion, or 14.3 percent from the level of the same term of the previous fiscal year, to ¥267.1 billion, which was a total of income from insurance premiums of ¥206.6 billion (down 2.2 percent), investment income of ¥32.8 billion (down 22.6 percent), and other ordinary income of ¥27.5 billion (down 52.3 percent).

Ordinary expenses decreased ¥30.9 billion, or 11.1 percent from the level of the same term of the previous fiscal year, to ¥247.8 billion, which was a total of insurance claims and other payments of ¥207.4 billion (down 14.3 percent) and investment expenses of ¥9.9 billion (up 79.5 percent), operating expenses of ¥27.1 billion (down 2.7 percent) and others.

As a result, ordinary profit decreased by ¥13.4 billion, or 41.2 percent, to ¥19.2 billion. Ordinary profit decreased due mainly to a decrease in income from interest and dividends, and net gains from derivatives of the same term of the previous fiscal year which became net losses.

Extraordinary gains decreased 57.4 percent, to ¥0.0 billion, and extraordinary losses increased 250.9 percent, to ¥2.0 billion. Extraordinary losses increased due mainly to recognizing the impairment loss of ¥0.2 billion and provision for reserve for price fluctuations of ¥1.7 billion.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income decreased ¥8.9 billion, or 52.5 percent from the level of the same term of the previous fiscal year, to ¥8.0 billion.

T&D Financial Life Insurance Company:

For the three months ended June 30, 2005, T&D Financial Life's ordinary revenues increased ¥22.4 billion, or 72.4 percent from the level of the same term of the previous fiscal year, to ¥53.3 billion, which was a total of income from insurance premiums of ¥47.4 billion (up 71.3 percent), investment income of ¥3.8 billion (up 41.7 percent), and other ordinary income of ¥2.0 billion (up 278.4 percent).

Ordinary expenses increased ¥25.3 billion, or 79.1 percent from the level of the same term of the previous fiscal year, to ¥57.3 billion, which was a total of insurance claims and other payments of ¥18.8 billion (down 8.0 percent), provision for policy and other reserves of ¥30.8 billion (up 507.6 percent), investment expenses of ¥0.7 billion (up 438.0 percent), and operating expenses of ¥4.7 billion (up 12.7 percent) and others.

As a consequence, ordinary losses increased by ¥2.9 billion, or 269.6 percent, to ¥4.0 billion. Ordinary losses increased due mainly to an increase in operating expenses. These include setting aside policy reserves for minimum guaranteed risks and agents fees, resulting from solid sales of new variable annuity products guaranteeing minimum living benefits, which were introduced in March 2005.

Extraordinary gains were ¥0.0 billion (down 93.5 percent), and extraordinary losses were ¥0.0 billion (down 95.0 percent). The company did not post an impairment loss.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income decreased ¥16.8 billion from ¥13.8 billion of the same term of the previous fiscal year, and the company posted a net loss of ¥3.0 billion.

Further, net income decreased due mainly to an increase in ordinary losses and deferred income tax returns became negative resulting from a decline in the positive effect of adopting a consolidation taxation system.

(2) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the three months ended June 30, 2005, increased 1.4 percent compared with the same term of the previous fiscal year, to ¥971.2 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities increased 16.1 percent compared with the same term of the previous fiscal year, to ¥413.2 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of June 30, 2005, increased 5.2 percent from the level of the same term-end of the previous fiscal year (increased 2.3 percent from the previous fiscal year-end), to ¥17,359.2 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the three months ended June 30, 2005, decreased 5.7 percent compared with the same term of the previous fiscal year, to ¥946.9 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 1.9 percent compared with the same term of the previous fiscal year, to ¥778.5 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of June 30, 2005, increased 0.9 percent from the level of the same term-end of the previous fiscal year (decreased 0.1 percent from the previous fiscal year-end), to ¥39,643.9 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the three months ended June 30, 2005, decreased 35.5 percent compared with the same term of the previous fiscal year, to ¥53.7 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 14.0 percent compared with the same term of the previous fiscal year, to ¥96.5 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of June 30, 2005, decreased 7.7 percent from the level of the same term-end of the previous fiscal year (decreased 2.1 percent from the previous fiscal year-end), to ¥2,853.1 billion.

(3) Other Material Items

Taiyo Life Insurance Company:

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the three months ended June 30, 2005, recorded ¥3.9 billion, down 50.7 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥14.0 billion (up 31.4 percent).

As of June 30, 2005, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 879.4 percent, up 13.7 percent from the 865.7 percent at the end of the

previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥494.2 billion, up ¥30.0 billion from the ¥464.2 billion posted at the previous fiscal year-end.

Daido Life Insurance Company:

Daido Life posted ¥21.9 billion in its core profit for the three months ended June 30, 2005, a decrease of 10.2 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥10.1 billion (up 36.6 percent).

As of June 30, 2005, Daido Life's solvency margin ratio was 1,019.2 percent, down 18.0 percent from the 1,037.2 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets amounted to ¥690.9 billion, up ¥21.3 billion from the ¥669.6 billion posted at the previous fiscal year-end.

T&D Financial Life Insurance Company:

Due mainly to amortization of goodwill of ¥1.6 billion and a negative spread of ¥1.4 billion (up 8.1 percent), T&D Financial Life marked a loss of ¥3.0 billion (up 179.6 percent) in its core profit for the three months ended June 30, 2005.

As of June 30, 2005, T&D Financial Life's solvency margin ratio was 585.5 percent, down 136.2 percent from the 721.7 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets amounted to ¥42.1 billion, up ¥0.9 billion from the ¥41.1 billion posted at the end of the previous fiscal year.

(4) Financial Position

Taiyo Life Insurance Company:

As of June 30, 2005, total assets amounted to ¥6,259.2 billion (down 0.3 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,105.8 billion (up 0.6 percent), loans of ¥1,663.0 billion (down 2.1 percent), property and equipment of ¥172.2 billion (down 2.4 percent), and call loans of ¥121.6 billion (down 19.3 percent).

Total liabilities were ¥6,036.2 billion (down 0.3 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,890.6 billion (down 0.5 percent).

Total equity was ¥223.0 billion (up 1.5 percent), of which net unrealized gains on securities was ¥109.3 billion (up 3.7 percent).

Daido Life Insurance Company:

As of June 30, 2005, total assets amounted to ¥5,947.3 billion (down 0.6 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,025.9 billion (down 2.6 percent), loans of ¥1,028.6 billion (down 1.1 percent), cash and deposits of ¥276.8 billion (up 18.9 percent), and property and equipment of ¥146.3 billion (down 0.6 percent).

Total liabilities were ¥5,622.4 billion (down 0.8 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,456.7 billion (down 0.6 percent).

Total equity was ¥324.8 billion (up 2.2 percent), of which net unrealized gains on securities was ¥148.6 billion (up 5.4 percent).

T&D Financial Life Insurance Company:

As of June 30, 2005, total assets amounted to ¥752.1 billion (up 3.4 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥643.6 billion (up 3.1 percent), cash and deposits of ¥51.5 billion (up 21.5 percent), and loans of ¥14.5 billion (down 1.2 percent).

Total liabilities were ¥729.6 billion (up 3.9 percent), and policy reserves accounting for a substantial portion of them amounted to ¥714.3 billion (up 4.3 percent).

Total equity was ¥22.5 billion (down 10.3 percent), of which net unrealized gains on securities was ¥0.3 billion (¥(0.1) billion as of March 31, 2005).

4. Forecasts for the Year Ending March 31, 2006 (Apr. 1, 2005 – Mar. 31, 2006)

Since the business results for the three months that ended June 30, 2005, are in line with our plan, earnings forecasts for the fiscal year ending March 31, 2006, have not changed from those announced on May 19, 2005, as follows.

(1) Consolidated

(Billions of Yen)

	Ordinary Revenues	Ordinary Profit	Net Income
Interim	1,120.0	44.0	9.0
Year-End	2,170.0	95.0	26.0

Reference: Forecasts for the Year Ending March 31, 2006, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of Yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,040.0	980.0	210.0
Ordinary Profit	30.0	76.0	(13.0)
Core Profit	33.0	86.0	(12.0)
Net Income	3.0	32.0	(10.0)

(2) Non-consolidated

(Billions of Yen)

	Operating Income	Ordinary Profit	Net Income	Annual Dividends per Share		
				Interim	Year-End	
Interim	12.0	11.0	11.0	-	-	-
Year-End	13.0	11.0	11.0	-	¥45.00	¥45.00

Unaudited Consolidated Condensed Quarterly Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Consolidated Condensed Balance Sheets

	As of June 30, 2004	As of June 30, 2005	Increase (decrease)		As of March 31, 2005
	(Millions of yen)		*(Millions of yen)*	*(%)*	*(Millions of yen)*
Assets:					
Cash and deposits	¥ 437,874	¥ 415,938	¥ (21,935)	(5.0)%	¥ 345,565
Call loans	128,254	213,612	85,358	66.6	225,631
Monetary claims purchased	91,377	256,243	164,866	180.4	172,339
Monetary trusts	270,307	161,342	(108,965)	(40.3)	221,864
Securities	8,363,577	8,768,269	404,691	4.8	8,828,614
Loans	3,044,068	2,688,074	(355,994)	(11.7)	2,735,442
Property and equipment	344,468	327,182	(17,285)	(5.0)	333,102
Due from agencies	1,791	1,467	(324)	(18.1)	1,536
Due from reinsurers	5,075	6,647	1,571	31.0	6,081
Other assets	213,905	177,957	(35,948)	(16.8)	162,640
Deferred tax assets	64,103	1,209	(62,893)	(98.1)	13,071
Deferred tax assets on land revaluation	1,831	3,231	1,399	76.4	2,868
Reserve for possible loan losses	(9,220)	(5,184)	4,036	(43.8)	(5,327)
Total assets	¥12,957,415	¥13,015,991	¥ 58,575	0.5%	¥13,043,431
Liabilities:					
Policy reserves:					
Reserve for outstanding claims	¥ 78,920	¥ 70,618	¥ (8,302)	(10.5)%	¥ 75,033
Policy reserve	11,795,548	11,793,449	(2,099)	(0.0)	11,813,292
Reserve for policyholder dividends	209,206	198,721	(10,485)	(5.0)	204,665
Total policy reserves	12,083,676	12,062,788	(20,887)	(0.2)	12,092,991
Due to agencies	353	802	449	127.3	993
Due to reinsurers	752	488	(263)	(35.0)	758
Commercial paper	–	15,000	15,000	–	20,000
Subordinated bond	20,000	20,000	–	–	20,000
Other liabilities	217,024	166,259	(50,764)	(23.4)	168,323
Reserve for employees' retirement benefits	108,777	110,363	1,585	1.5	110,917
Reserve for directors' and corporate auditors' retirement benefits	2,670	3,007	337	12.6	3,042
Reserve for price fluctuations	39,615	46,080	6,464	16.3	42,669
Deferred tax liabilities	0	15	14	1,669.0	1
Total liabilities	12,472,870	12,424,807	(48,063)	(0.4)	12,459,696
Minority interests	1,495	1,398	(96)	(6.5)	1,403
Stockholder's equity:					
Common stock:					
Authorized – 966,000,000 shares					
Issued – 241,500,000 shares	100,000	100,000	–	–	100,000
Capital surplus	80,054	87,515	7,461	9.3	87,515
Retained earnings	174,900	176,699	1,798	1.0	180,592
Land revaluation	(33,460)	(32,680)	780	(2.3)	(32,037)
Net unrealized gains on securities	191,605	258,465	66,860	34.9	246,458
Translation adjustment	(1)	5	6	–	(6)
Treasury stock	(30,048)	(219)	29,828	(99.3)	(190)
Total stockholder's equity	483,050	589,785	106,735	22.1	582,331
Total liabilities, minority interests and stockholder's equity	¥12,957,415	¥13,015,991	¥ 58,575	0.5%	¥13,043,431

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statements of Operations

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (decrease)		Year ended March 31, 2005
	(Millions of yen)	*(Millions of yen)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*
Ordinary revenues:					
Income from insurance premiums	¥457,505	¥501,344	¥ 43,838	9.6%	¥1,798,983
Investment income:					
Interest, dividends and income from real estate for rent	60,329	51,646	(8,683)	(14.4)	254,274
Gains from monetary trusts, net	1,020	126	(894)	(87.6)	3,846
Gains on investments in trading securities, net	1,355	2,792	1,436	106.0	4,885
Gains on sales of securities	20,636	21,305	669	3.2	56,116
Gains on redemptions of securities	6	467	461	6,837.9	165
Other investment income	652	614	(37)	(5.8)	3,454
Gains on separate accounts, net	3,627	5,209	1,582	43.6	13,395
Total investment income	87,629	82,163	(5,465)	(6.2)	336,139
Other ordinary income:					
Reversal of policy reserve	128,630	19,843	(108,787)	(84.6)	110,886
Other ordinary income	17,823	22,024	4,200	23.6	70,756
Total other ordinary income	146,454	41,867	(104,587)	(71.4)	181,643
Equity in net income of affiliated companies	2	6	3	122.5	16
Total ordinary revenues	691,592	625,381	(66,210)	(9.6)	2,316,781
Ordinary expenses:					
Insurance claims and other payments:					
Insurance claims	263,042	274,544	11,502	4.4	812,219
Annuity payments	38,077	41,067	2,989	7.9	136,486
Insurance benefits	88,046	83,579	(4,466)	(5.1)	321,420
Surrender payments	121,054	81,005	(40,048)	(33.1)	395,426
Other payments	51,690	24,226	(27,464)	(53.1)	160,081
Total insurance claims and other payments	561,911	504,424	(57,487)	(10.2)	1,825,635
Provision for policy and other reserves:					
Interest portion of reserve for policyholder dividends	269	256	(13)	(4.9)	1,055
Investment expenses:					
Interest expense	415	412	(2)	(0.7)	1,646
Losses on sales of securities	5,497	4,313	(1,184)	(21.5)	33,222
Devaluation losses on securities	2,230	205	(2,024)	(90.8)	3,761
Amortization of securities	0	1	1	2,584.5	0
Losses from derivatives, net	5,395	11,657	6,261	116.0	33,300
Foreign exchange losses, net	1,606	1,262	(343)	(21.4)	4,907
Write-off of loans	32	30	(1)	(4.5)	76
Depreciation of real estate for rent	1,501	1,361	(140)	(9.3)	5,813
Other investment expenses	1,508	1,922	413	27.4	9,308
Total investment expenses	18,187	21,167	2,979	16.4	92,037
Operating expenses	53,139	52,312	(827)	(1.6)	205,681
Other ordinary expenses	21,815	19,547	(2,268)	(10.4)	83,534
Total ordinary expenses	655,324	597,707	(57,616)	(8.8)	2,207,943
Ordinary profit	¥ 36,268	¥ 27,674	¥ (8,593)	(23.7)%	¥ 108,838

Unaudited Consolidated Condensed Statements of Operations (continued)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (decrease)		Year ended March 31, 2005
	(Millions of yen)		*(Millions of yen)*	*(%)*	*(Millions of yen)*
Extraordinary gains:					
Gains on sale of property and equipment	¥ 44	¥ –	¥ (44)	(100.0)%	¥ 963
Reversal of reserve for possible loan losses	420	138	(282)	(67.2)	3,020
Recoveries of bad debts previously written-off	25	24	(0)	(2.3)	158
Reversal of reserve for losses on sale of loans	64	–	(64)	(100.0)	64
Total extraordinary gains	555	162	(392)	(70.7)	4,207
Extraordinary losses:					
Losses on sale, disposal and devaluation of property and equipment	678	198	(480)	(70.8)	11,982
Impairment loss	–	3,370	3,370	–	–
Provision for reserve for price fluctuations	1,008	3,410	2,401	238.1	4,063
Other	15	14	(0)	(3.3)	82
Total extraordinary losses	1,702	6,993	5,290	310.8	16,128
Provision for reserve for policyholder dividends	9,210	8,650	(560)	(6.1)	44,977
Income before income taxes	25,910	12,193	(13,717)	(52.9)	51,940
Income taxes:					
Current	1,723	860	(863)	(50.1)	1,607
Deferred	(7,035)	4,741	11,776	–	13,081
Minority interests	29	33	4	14.0	120
Net income	¥ 31,193	¥ 6,558	¥ (24,635)	(79.0)%	¥ 37,131

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statements of Surplus

	Three months ended June 30, 2004	Three months ended June 30, 2005	Year ended March 31, 2005
		(Millions of yen)	
Capital surplus:			
Balance at beginning of period	¥ 80,054	¥ 87,515	¥ 80,054
Addition:			
Gains on sale of treasury stock	–	–	7,461
Balance at end of period	¥ 80,054	¥ 87,515	¥ 87,515
Retained earnings:			
Balance at beginning of period	¥150,637	¥180,592	¥150,637
Additions:			
Net income	31,193	6,558	37,131
Increase in retained earnings due to reversal of land revaluation	–	642	–
Total additions	31,193	7,200	37,131
Deductions:			
Dividends	6,750	10,865	6,750
Bonuses to directors and corporate auditors	180	227	180
Decrease in retained earnings due to reversal of land revaluation	–	–	246
Total deductions	6,930	11,093	7,177
Balance at end of period	¥174,900	¥176,699	¥180,592

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statements of Cash Flows

	Three months ended June 30,		Year ended March 31,
	2004	**2005**	**2005**
		(Millions of yen)	
Net cash used in operating activities	¥(127,980)	¥ (22,275)	¥ (33,775)
Net cash provided by investing activities	63,306	35,324	200,155
Net cash provided by (used in) financing activities	(5,030)	(14,042)	27,189
Effect of exchange rate changes on cash and cash equivalents	(838)	(1,188)	(3,777)
Net increase (decrease) in cash and cash equivalents	(70,543)	(2,180)	189,791
Cash and cash equivalents at beginning of period	680,270	870,062	680,270
Cash and cash equivalents at end of period	¥ 609,727	¥867,881	¥870,062

See notes to unaudited consolidated condensed quarterly financial statements.

Notes to Unaudited Consolidated Condensed Quarterly Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life Companies"), have become wholly-owned subsidiaries, through share transfers. The business combination was accounted for as a pooling of interests.

The Company, including its domestic consolidated subsidiaries, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying consolidated condensed financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements" (Ministry of Financial Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These consolidated condensed financial statements have been prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the three months ended June 30, 2005 was 16.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the three months ended June 30, 2005 was two.

There are no affiliated companies which are accounted for under the cost method.

The financial statements of subsidiaries located outside Japan are prepared for the three months ended March 31, 2005. Appropriate adjustments have been made for material transactions between March 31 and June 30, the date of the consolidated financial statements.

1. Summary of Significant Accounting Policies (continued)

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency assets and liabilities are translated into Japanese yen at foreign exchange rates prevailing as at June 30, 2005 except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting principles and practices in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in minority interests or "Translation Adjustments" in equity.

(d) Investments in securities other than those of subsidiaries and affiliates

Investments in securities other than those of subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities or policy-reserve-matching bonds. Available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") and trading securities are stated at fair value. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

Taiyo Life has set up "policy-reserve-matching bonds." The purpose of the policy-reserve-matching bonds is to reflect Taiyo Life's ALM (Asset Liability Management) activity in the financial statements. Taiyo Life holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

1. Summary of Significant Accounting Policies (continued)

(d) Investments in securities other than those of subsidiaries and affiliates (continued)

Taiyo Life's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, Taiyo Life categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years,' and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

Taiyo Life identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of Taiyo Life's underlying policies. Taiyo Life also periodically examines the duration matching effectiveness, by comparison of the bond's duration with that of underlying policies.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Three Life Companies' Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Three Life Companies provide specific reserves in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Three Life Companies provide for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Three Life Companies' Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

Other consolidated subsidiaries also provide for their reserve for possible loan losses using the same procedures as the Three Life Companies. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a reserve for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the three months, the Company provides one quarter of the estimated annual reserve.

1. Summary of Significant Accounting Policies (continued)

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve of the accompanying consolidated financial statements is established pursuant to the net level premium method. This method assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

For the calculation of the reserve for the insurance contracts whose condition were changed under Article 69-4-4 of the Enforcement Regulation of the Insurance Business Law, T&D Financial Life applies Zillmer Method of which period is the premium paying year of the contracts.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Three Life Companies are required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or termination of employment for reasons other than dismissal.

The Company and its consolidated subsidiaries set up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of service approach.

Unrecognized net actuarial gains or losses and gains on plan amendments are charged or credited to income when incurred.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company and certain domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

1. Summary of Significant Accounting Policies (continued)

(i) Reserve for directors' and corporate auditors' retirement benefits (continued)

The Company and these certain domestic consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/years-of service approach.

For three months, the Company provides one quarter of the estimated annual provision.

(j) Income taxes

The Company adopts the consolidated corporate-tax system. The consolidated corporate-tax system allows companies to pay taxes based on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, a portion of valuation allowance for deferred tax assets was reduced in respect of certain consolidated subsidiaries' tax loss carryforwards for which there had been uncertainty regarding realization.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and tax purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives ranging from 3 to 50 years for buildings and structures and from 2 to 20 years for equipment.

(l) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(m) Goodwill

The excess of cost over underlying net assets at acquisition, which is included in other assets, is amortized under the straight-line method over 5 years.

1. Summary of Significant Accounting Policies (continued)

(n) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to be accounted for as operating lease transactions.

The Company and its consolidated subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect to non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to expense when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets in the accompanying balance sheets. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(o) Land revaluation

Taiyo Life revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses are not charged to income but are reported as a separate component of equity, net of income taxes. In case the Company sells a part of such revalued land, related revaluation gains or losses are transferred to retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively.

(p) Derivative financial instruments

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but the contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified into income when the related hedged item impacts income.

The effectiveness of the hedging is measured by reference to the market fluctuations or the cash flow fluctuations as they affect the particular hedged item and hedging instrument.

1. Summary of Significant Accounting Policies (continued)

(p) Derivative financial instruments (continued)

Taiyo Life uses deferral hedge and fair value hedge. The special treatment for interest rate swaps is applied only where the interest rate swaps satisfy the requirements for hedge accounting. The hedge instruments and hedge items applied the hedge accounting as of June 30, 2005 are follows.

a.	Hedge instrument:	Interest rate swaps
	Hedge item:	Loans
b.	Hedge instrument:	Foreign exchange contracts
	Hedge item:	Foreign currency denominated bonds
c.	Hedge instrument:	Individual stock options
	Hedge item:	Domestic equities
d.	Hedge instrument:	Margin transactions
	Hedge item:	Domestic equities

Daido Life uses fair value hedge and deferral hedge. The assignment accounting for Foreign exchange contracts with certificates of deposit in foreign currency as the hedge item is applied only where the hedge instrument satisfy the requirements. The hedge instruments and hedge items for Daido Life are follows.

a.	Hedge instrument:	Foreign exchange contracts
	Hedge item:	Foreign currency denominated available for sale securities and certificates of deposit
b.	Hedge instrument:	Interest rate swaps
	Hedge item:	Available for sale bonds

(q) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid are separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(r) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

1. Summary of Significant Accounting Policies (continued)

(s) Impairment of fixed assets

Effective the three months ended June 30, 2005, the Company adopted the "Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Council and Financial Accounting Standard Implementation Guidance No. 6, "Implementation Guidance for Impairment of Fixed assets" issued by Accounting Standard Board of Japan. The effect of this change was to decrease income before income tax by ¥3,370 million for the three months ended June 30, 2005.

Fixed assets are shown net of impairment losses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2005)

August 15, 2005

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Yes. Accounting standards of impairment of fixed assets have been applied since the three months ended June 30, 2005.

2. *Non-Consolidated Operating Results for the Three Months Ended June 30, 2005 (April 1, 2005 - June 30, 2005)*

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the previous term of the three months ended June 30, 2004 and the year ended March 31, 2005. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	%change
Three months ended June 30, 2005	¥11,561 million	54.3	¥10,842 million	73.4	¥10,842 million	95.4
Three months ended June 30, 2004	¥7,491 million	—	¥6,251 million	—	¥5,549 million	—
Year Ended March 31, 2005	¥26,016 million	—	¥23,144 million	—	¥22,337 million	—

	Net Income	% change	Net Income per Share	Net Income per Share (Fully Diluted)
Three months ended June 30, 2005	¥10,852 million	80.8	¥44.95	—
Three months ended June 30, 2004	¥6,004 million	—	¥24.86	—
Year Ended March 31, 2005	¥22,493 million	—	¥92.99	—

Notes:

1. *Average number of outstanding shares during the term: three months ended June 30, 2005: 241,458,788; three months ended June 30, 2004: 241,497,636; year ended March 31, 2005: 241,481,037.*
2. *% change for operating income and operating profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2005	¥578,831 million	¥554,539 million	95.8%	¥2,296.65
As of June 30, 2004	¥548,276 million	¥538,272 million	98.2%	¥2,228.96
As of March 31, 2005	¥575,331 million	¥554,619 million	96.4%	¥2,296.77

Notes:

1. *Number of outstanding shares at the end of the term: as of June 30, 2005: 241,455,938; as of June 30, 2004: 241,490,014; as of March 31, 2005: 241,461,460.*
2. *Number of treasury stock at the end of the term: as of June 30, 2005: 44,062; as of June 30, 2004: 9,986; as of March 31, 2005: 38,540.*

3. Non-Consolidated Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	Operating Income	Ordinary Profit	Net Income	Annual Dividends per Share		
				Interim	Year-End	
Half-year ending Sep. 30, 2005	¥12,000 million	¥11,000 million	¥11,000 million	-	-	-
Year ending March 31, 2006	¥13,000 million	¥11,000 million	¥11,000 million	-	¥45.00	¥45.00

Notes:

1. *The forecasts have not been changed from the previous forecasts announced on May 19, 2005.*
2. *Projected net income per share for the year ending March 31, 2006 is ¥45.56.*

The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

T&D Holdings, Inc. Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of June 30, 2004	As of June 30, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Current assets:					
Cash and deposits	7,055	15,643	8,587	121.7	10,549
Other current assets	1,742	23,747	22,004	1,262.7	25,362
Total current assets	8,798	39,390	30,592	347.7	35,912
Fixed assets:					
Tangible fixed assets	130	123	(7)	(5.5)	123
Intangible fixed assets	-	6	6	-	6
Investments and other assets:	539,347	539,311	(36)	(0.0)	539,289
Investments in subsidiaries	539,066	539,066	-	-	539,066
Other assets	281	245	(36)	(12.8)	223
Total fixed assets	539,477	539,440	(36)	(0.0)	539,419
Total assets	548,276	578,831	30,555	5.6	575,331
Liabilities:					
Current liabilities:					
Short-term debt	5,000	-	(5,000)	(100.0)	-
Other liabilities	4,979	24,190	19,210	385.8	20,613
Total current liabilities	9,979	24,190	14,210	142.4	20,613
Fixed liabilities:					
Reserve for directors' and corporate auditors' retirement	24	102	78	325.6	99
Total fixed liabilities	24	102	78	325.6	99
Total liabilities	10,003	24,292	14,288	142.8	20,712
Stockholder's equity :					
Common stock	100,000	100,000	-	-	100,000
Capital surplus	432,316	432,316	-	-	432,316
Retained earnings	6,004	22,442	16,438	273.8	22,493
Treasury stock	(48)	(219)	(171)	356.3	(190)
Total stockholder's equity	538,272	554,539	16,266	3.0	554,619
Total liabilities and stockholder's equity	548,276	578,831	30,555	5.6	575,331

T&D Holdings, Inc. Unaudited Non-Consolidated Condensed Statements of Operations

(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
				%	
Operating income:	7,491	11,561	4,070	54.3	26,016
Dividends on investments in subsidiaries	6,750	10,867	4,117	61.0	23,050
Fees and commissions received from subsidiaries	741	694	(47)	(6.4)	2,966
Operating expenses:	1,239	718	(521)	(42.0)	2,872
General and administrative expenses	1,239	718	(521)	(42.0)	2,872
Operating profit	6,251	10,842	4,591	73.4	23,144
Non-operating income	0	0	(0)	(75.7)	18
Non-operating expenses	702	-	(702)	(100.0)	825
Ordinary profit	5,549	10,842	5,293	95.4	22,337
Income before income taxes:	5,549	10,842	5,293	95.4	22,337
Income taxes (current)	(342)	(37)	305	(89.1)	(31)
Income taxes (deferred)	(111)	27	139	-	(124)
Net income	6,004	10,852	4,848	80.8	22,493
Unappropriated retained earnings at beginning of period	-	11,589	11,589	–	-
Unappropriated retained earnings at end of period	6,004	22,442	16,438	273.8	22,493

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Three Months Ended June 30, 2005

1. Sales Results (Individual insurance and annuities)

(Billions of Yen)

Three Months Ended June 30, 2005	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New Policy Amount	1,971.9	(3.6%)	971.2	1.4%	946.9	(5.7%)	53.7	(35.5%)
Surrender and Lapse Amount	1,288.3	2.1%	413.2	16.1%	778.5	(1.9%)	96.5	(14.0%)
Surrender and Lapse Rate	-	-	2.44%	0.23point	1.96%	(0.06point)	3.31%	(0.27point)
Policy Amount in Force	59,856.3	1.7%	17,359.2	5.2%	39,643.9	0.9%	2,853.1	(7.7%)
Annualized Premiums of New Policies	34.6	7.6%	12.9	(5.7%)	18.4	11.6%	3.2	68.8%
3rd Sector Products	5.2	(0.0%)	4.0	6.0%	0.9	4.7%	0.2	(57.3%)
Annualized Premiums of Total Policies	1,465.3	(1.0%)	721.9	(5.3%)	672.9	3.1%	70.4	7.2%
3rd Sector Products	177.3	0.8%	107.1	3.1%	61.3	(2.2%)	8.8	(4.0%)

Notes:

1. New policy amount includes increase from conversion.

2. Surrender and lapse rate is not annualized.

3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

2. Summary of Operations

(Billions of Yen)

Three Months Ended June 30, 2005	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary Revenues	625.3	(9.6%)	332.6	(6.4%)	267.1	(14.3%)	53.3	72.4%
Income from Insurance Premiums and Others	501.3	9.6%	247.2	13.1%	206.6	(2.2%)	47.4	71.3%
Investment Income	82.1	(6.2%)	46.7	(0.8%)	32.8	(22.6%)	3.8	41.7%
Ordinary Expenses	597.7	(8.8%)	320.3	(8.1%)	247.8	(11.1%)	57.3	79.1%
Insurance Claims and Other Payments	504.4	(10.2%)	278.1	(7.1%)	207.4	(14.3%)	18.8	(8.0%)
Investment Expenses	21.1	16.4%	11.0	(35.5%)	9.9	79.5%	0.7	438.0%
Ordinary Profit (Loss)	27.6	(23.7%)	12.2	79.1%	19.2	(41.2%)	(4.0)	269.6%
Extraordinary Gains	0.1	(70.7%)	0.0	(74.3%)	0.0	(57.4%)	0.0	(93.5%)
Extraordinary Losses	6.9	310.8%	4.9	769.8%	2.0	250.9%	0.0	(95.0%)
Provision for Reserve for Policyholder Dividends	8.6	(6.1%)	3.3	6.7%	5.0	(14.7%)	0.2	58.3%
Income before Income Taxes	12.1	(52.9%)	4.0	17.9%	12.2	(53.6%)	(4.3)	139.2%
Income Taxes	5.6	-	2.4	61.0%	4.1	(55.7%)	(1.2)	(91.9%)
Net Income (Loss)	6.5	(79.0%)	1.5	(16.6%)	8.0	(52.5%)	(3.0)	-

Notes:

1. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures.

2. Income taxes include current income taxes and deferred income taxes.

3. Key Indicators

(Billions of Yen)

Three Months Ended June 30, 2005	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core Profit	22.8	(27.0%)	3.9	(50.7%)	21.9	(10.2%)	(3.0)	179.6%
Amount of Negative Spread	25.7	6.1	14.0	3.3	10.1	2.7	1.4	0.1

As of June 30, 2005	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency Margin Ratio	-	-	879.4%	13.7point	1,019.2%	(18.0point)	585.5%	(136.2point)
Adjusted Net Asset	1,227.3	52.2	494.2	30.0	690.9	21.3	42.1	0.9
Unrealized Gains/ Losses on Securities	504.3	49.4	215.5	28.4	283.6	18.9	5.1	2.0
Domestic Bonds	162.6	36.9	62.7	25.8	94.7	9.7	5.0	1.3
Domestic Stocks	239.9	(10.2)	115.0	(7.2)	124.7	(2.9)	0.1	0.0
Foreign Securities	46.9	11.5	31.4	8.4	16.1	2.9	(0.5)	0.1
Other Securities	47.2	9.3	5.0	0.8	41.7	8.0	0.5	0.5
Monetary trusts	6.2	1.2	-	-	6.2	1.2	-	-
Unrealized Gains/ Losses on Real Estate	(20.2)	2.2	(9.5)	2.3	(10.7)	(0.0)	-	-

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains/ losses on real estate is basically calculated based on the posted price.

3. Daido Life's net unrealized gains/ losses on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

(Reference)

Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

The earnings forecasts for the year ending March 31, 2006 have not change from those announced on May 19, 2005.

1. T&D Holdings

(1) Consolidated

(Billions of Yen)

	Year Ended March 31, 2005	Forecast for the Year Ending March 31, 2006	Percentage of Change (%)
Ordinary Revenues	2,316.7	2,170.0	(6.3%)
Ordinary Profit	108.8	95.0	(12.7%)
Net Income	37.1	26.0	(29.9%)

(2) Non-Consolidated

(Billions of Yen)

	Year Ended March 31, 2005	Forecast for the Year Ending March 31, 2006	Percentage of Change (%)
Operating Income	26.0	13.0	(50.0%)
Ordinary Profit	22.3	11.0	(50.7%)
Net Income	22.4	11.0	(50.9%)

Projected annual dividend per share for the year ending March 31, 2006 is 45.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

(Billions of Yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,040.0	980.0	210.0
% change	(8.9%)	(7.5%)	39.8%
Ordinary Profit	30.0	76.0	(13.0)
% change	15.4%	(20.7%)	1.6%
Net Income	3.0	32.0	(10.0)
% change	(57.7%)	(3.9%)	-

Note: "% Change" represents the change from the year ended March 31, 2005.

(Billions of Yen)

	Sum of Three Companies	Taiyo Life	Daido Life	T&D Financial Life
Core Profit	107.0	33.0	86.0	(12.0)
% change	(17.6%)	(2.4%)	(16.3%)	79.1%
Income from Insurance Premiums and Others	1,820.0	780.0	860.0	180.0
% change	1.2%	(1.0%)	(2.8%)	42.9%
Negative Spread	87.0	46.0	37.0	4.0
% change	39.2%	17.6%	90.7%	2.6%
New Policy Amount	7,830.0	3,050.0	4,480.0	300.0
% change	3.8%	5.5%	2.9%	0.1%
Policy Amount in Force	60,750.0	17,940.0	39,970.0	2,840.0
% change	2.0%	5.7%	0.7%	(2.5%)
Surrender and Lapse Rate	-	8.9%	8.1%	9.8%
change		Level-off	0.4 points	(3.7 points)

Notes:

1. "% Change" represents the change from the year ended March 31, 2005.

2. Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.

The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2005)

August 15, 2005

Name of Company:	**T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standards of impairment of fixed assets have been applied since the three months ended June 30, 2005.

2. Non-Consolidated Operating Results for the Three Months Ended June 30, 2005 (April 1, 2005 – June 30, 2005)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2005	¥332,607 million	(6.4)	¥12,214 million	79.1	¥3,914 million	(50.7)	¥1,573 million	(16.6)
Three months ended June 30, 2004	¥355,515 million	1.6	¥6,818 million	(38.2)	¥7,941 million	(25.5)	¥1,886 million	(57.0)
Year Ended March 31, 2005	¥1,141,857 million	(9.2)	¥26,053 million	(18.2)	¥33,823 million	(9.9)	¥7,179 million	2.3

	Net Income per Share
Three months ended June 30, 2005	¥1,048.84
Three months ended June 30, 2004	¥1,257.85
Year Ended March 31, 2005	¥4,762.51

Notes:

1. *Average number of outstanding shares during the term: for the three months ended June 30, 2005: 1,500,000; for the three months ended June 30, 2004: 1,500,000; for the fiscal year ended March 31, 2005: 1,500,000*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2005	¥6,259,277 million	¥223,049 million	3.6%	¥148,699.72
As of June 30, 2004	¥6,316,200 million	¥200,016 million	3.2%	¥133,344.54
As of March 31, 2005	¥6,276,553 million	¥219,789 million	3.5%	¥146,502.00

Notes:

1. *Number of outstanding shares at the end of the term: as of June 30, 2005: 1,500,000; as of June 30, 2004: 1,500,000; as of March 31, 2005: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2006"* section in this material *"Consolidated Financial Summary for the Three Months Ended June 30, 2005"*.

Taiyo Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of June 30, 2004	As of June 30, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	30,899	39,058	8,159	26.4	23,545
Cash	1,566	1,308	(257)	(16.5)	1,178
Deposit	29,333	37,750	8,416	28.7	22,366
Call loans	108,254	121,612	13,358	12.3	150,631
Monetary claims purchased	50,203	85,246	35,042	69.8	83,342
Monetary trusts	29,865	50	(29,815)	(99.8)	50
Securities	3,865,568	4,105,851	240,283	6.2	4,080,504
Government bonds	713,137	688,965	(24,171)	(3.4)	739,846
Municipal bonds	377,485	530,193	152,708	40.5	493,338
Corporate bonds	1,230,935	1,399,858	168,923	13.7	1,339,415
Domestic stocks	584,281	533,601	(50,680)	(8.7)	549,406
Foreign securities	879,497	845,713	(33,783)	(3.8)	842,221
Other securities	80,231	107,517	27,286	34.0	116,275
Loans	1,935,238	1,663,042	(272,195)	(14.1)	1,699,167
Policy loans	117,031	110,942	(6,088)	(5.2)	113,965
Commercial loans	1,818,207	1,552,100	(266,106)	(14.6)	1,585,201
Property and equipment	186,120	172,287	(13,832)	(7.4)	176,564
Land	105,845	101,257	(4,587)	(4.3)	103,597
Buildings	79,854	70,541	(9,313)	(11.7)	72,478
Equipment	401	488	87	21.7	487
Construction in progress	18	—	(18)	(100.0)	0
Due from reinsurers	28	17	(10)	(37.4)	7
Other assets	91,786	71,649	(20,136)	(21.9)	59,352
Accounts receivable	15,288	21,521	6,233	40.8	11,127
Prepaid expenses	2,498	2,281	(217)	(8.7)	711
Accrued income	34,062	28,026	(6,035)	(17.7)	29,175
Deposit for rent	281	454	172	61.3	296
Derivatives	21,494	5,026	(16,468)	(76.6)	3,793
Deferred valuation losses on hedge	691	143	(548)	(79.3)	294
Suspense payable	3,751	1,004	(2,747)	(73.2)	520
Other assets	13,716	13,190	(525)	(3.8)	13,433
Deferred tax assets	20,137	—	(20,137)	(100.0)	3,349
Deferred tax assets on land revaluation	1,831	3,231	1,399	76.4	2,868
Reserve for possible loan losses	(3,734)	(2,770)	963	(25.8)	(2,828)
Total assets	6,316,200	6,259,277	(56,922)	(0.9)	6,276,553

(Millions of yen)

	As of June 30, 2004	As of June 30, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,980,268	5,890,615	(89,653)	(1.5)	5,919,054
Reserve for outstanding claims	20,256	21,027	771	3.8	20,682
Policy reserve	5,886,996	5,801,187	(85,808)	(1.5)	5,829,377
Reserve for policyholder dividends	73,016	68,400	(4,616)	(6.3)	68,993
Due to reinsurers	96	130	34	35.2	42
Subordinated bond	20,000	20,000	—	0.0	20,000
Other liabilities	74,977	77,329	2,351	3.1	73,036
Subordinated payable	35,000	35,000	—	0.0	35,000
Income tax payable	—	28	28	—	108
Accounts payable	13,665	10,386	(3,279)	(24.0)	2,395
Accrued expenses	6,520	6,954	433	6.7	9,972
Unearned income	636	587	(48)	(7.7)	600
Deposit received	1,856	1,869	13	0.7	507
Guarantee deposits	6,709	6,467	(241)	(3.6)	6,403
Derivatives	5,972	12,377	6,405	107.2	14,782
Deferred valuation gains on hedge	2,589	1,893	(696)	(26.9)	1,784
Suspense receipt	2,024	1,762	(261)	(12.9)	1,480
Other liabilities	3	3	—	0.0	3
Reserve for employees' retirement benefits	31,708	33,593	1,885	5.9	33,763
Reserve for directors' and corporate auditors' retirement benefits	974	1,150	176	18.1	1,066
Reserve for price fluctuations	8,156	11,466	3,309	40.6	9,801
Deferred tax liabilities	—	1,941	1,941	—	—
Total liabilities	6,116,183	6,036,228	(79,954)	(1.3)	6,056,764
Stockholder's equity:					
Common stock:					
Authorized – 6,000,000 shares					
Issued – 1,500,000 shares	37,500	37,500	—	0.0	37,500
Capital surplus	37,500	37,500	—	0.0	37,500
Retained earnings	68,954	71,364	2,409	3.5	71,412
Appropriated retained earnings	40,654	40,639	(14)	(0.0)	40,654
Provision for advanced depreciation on real estate	654	639	(14)	(2.2)	654
General reserve	40,000	40,000	—	0.0	40,000
Unappropriated retained earnings	28,300	30,724	2,423	8.6	30,758
Land revaluation	(33,460)	(32,680)	780	(2.3)	(32,037)
Net unrealized gains on securities	89,522	109,365	19,843	22.2	105,414
Total Stockholder's equity	200,016	223,049	23,032	11.5	219,789
Total liabilities and stockholder's equity	6,316,200	6,259,277	(56,922)	(0.9)	6,276,553

Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	355,515	332,607	(22,908)	(6.4)	1,141,857
Income from insurance premiums	218,574	247,217	28,643	13.1	788,174
Insurance premiums	218,551	247,199	28,648	13.1	788,108
Ceded reinsurance commissions	23	18	(5)	(21.7)	66
Investment income	47,182	46,787	(395)	(0.8)	177,784
Interest, dividends and income from real estate for rent	32,375	27,786	(4,588)	(14.2)	131,012
Interest income from deposits	0	0	0	16.6	4
Interest income and dividends from securities	18,417	17,095	(1,322)	(7.2)	81,262
Interest income from loans	11,932	8,526	(3,405)	(28.5)	41,620
Interest from real estate for rent	1,904	1,843	(61)	(3.2)	7,496
Other income from interest and dividends	120	320	200	166.6	628
Gains from monetary trust, net	—	—	—	—	466
Gains on sale of securities	14,621	18,873	4,251	29.1	45,284
Foreign exchange gains, net	—	—	—	—	98
Other investment income	90	36	(53)	(59.6)	686
Gains on separate account, net	96	91	(4)	(4.8)	235
Other ordinary income	89,758	38,601	(51,156)	(57.0)	175,898
Income related to withheld insurance claims and other payments for future annuity payments	96	76	(19)	(20.7)	489
Income due to withheld insurance payments	9,671	9,691	19	0.2	37,108
Reversal of reserve for outstanding claims	568	—	(568)	(100.0)	141
Reversal of policy reserve	78,950	28,189	(50,761)	(64.3)	136,569
Reversal of reserve for employees' retirement benefits	—	169	169	—	—
Other ordinary profit	470	474	4	0.9	1,588
Ordinary expenses	348,697	320,392	(28,305)	(8.1)	1,115,804
Insurance claims and other payments	299,347	278,159	(21,188)	(7.1)	931,372
Insurance claims	163,623	170,087	6,464	4.0	500,665
Annuity payments	30,161	33,040	2,879	9.5	105,123
Insurance benefits	31,918	30,661	(1,256)	(3.9)	115,448
Surrender payments	46,883	31,102	(15,781)	(33.7)	150,011
Other payments	26,668	13,143	(13,525)	(50.7)	59,864
Reinsurance premiums	91	123	31	34.3	259
Provision for policy and other reserves	28	368	340	1,214.6	102
Provision for reserve for outstanding claims	—	344	344	—	—
Interest portion of reserve for policyholder dividends	28	24	(3)	(12.5)	102
Investment expenses	17,089	11,018	(6,070)	(35.5)	59,992
Interest expenses	398	402	3	0.9	1,601
Losses on monetary trust, net	800	0	(800)	(100.0)	—
Losses on sales of securities	3,199	4,120	921	28.8	24,669
Devaluation losses on securities	2,230	—	(2,230)	(100.0)	2,297
Losses from derivatives, net	8,764	4,817	(3,946)	(45.0)	24,790
Foreign exchange losses, net	53	65	11	21.3	—
Write-off of loans	16	12	(4)	(28.3)	7
Depreciation of real estate for rent	800	670	(130)	(16.3)	2,978
Other investment expenses	824	930	105	12.8	3,647
Operating expenses	21,150	20,942	(207)	(1.0)	82,745
Other ordinary expenses	11,081	9,902	(1,179)	(10.6)	41,591
Payments related to withheld insurance claims	7,902	6,719	(1,183)	(15.0)	27,076
Taxes	1,430	1,430	(0)	(0.0)	5,445
Depreciation	1,255	1,319	64	5.1	5,322
Provision for reserve for employees' retirement benefits	206	—	(206)	(100.0)	2,261
Other ordinary losses	287	433	146	50.9	1,484
Ordinary profit	6,818	12,214	5,396	79.1	26,053

(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	268	69	(199)	% (74.3)	7,035
Gains on sale of property and equipment	0	—	(0)	(100.0)	0
Reversal of reserve for possible loan losses	261	58	(203)	(77.7)	1,166
Recoveries of bad debts previously written-off	7	10	3	48.7	30
Gains on sale of parent company's stocks	—	—	—	—	5,838
Extraordinary losses	568	4,946	4,377	769.8	7,759
Losses on sale, disposal and devaluation of property and equipment	3	181	177	4,960.8	5,550
Impairment loss	—	3,099	3,099	—	—
Provision for reserve for price fluctuations	565	1,665	1,100	194.7	2,209
Provision for reserve for policyholder dividends	3,117	3,326	209	6.7	13,421
Income before income taxes	3,401	4,011	609	17.9	11,908
Income taxes (current)	(737)	(257)	479	(65.1)	(5,473)
Income taxes (deferred)	2,251	2,695	443	19.7	10,201
Net income	1,886	1,573	(313)	(16.6)	7,179
Unappropriated retained earnings at beginning of period	26,414	28,509	2,095	7.9	26,414
Interim dividend	—	—	—	—	2,589
Transfer from land revaluation	—	642	642	—	(246)
Unappropriated retained earnings at end of period	28,300	30,724	2,423	8.6	30,758

Supplementary Materials for the Three Months Ended June 30, 2005

Business Highlights (Non-consolidated)

Business Highlights (Non-consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	3,791	92.3	120,693	109.8	3,532	93.2	131,674	109.1	3,594	127,065
Individual annuities	1,485	95.5	44,297	95.4	1,418	95.5	41,917	94.6	1,437	42,597
Subtotal	5,277	93.1	164,990	105.6	4,950	93.8	173,592	105.2	5,031	169,662
Group insurance	-	-	106,729	95.4	-	-	106,672	99.9	-	106,003
Group annuities	-	-	7,107	87.7	-	-	7,255	102.1	-	7,187

Notes: 1. The policy amounts in force for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Three months ended June 30, 2004					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	95	101.0	9,611	101.8	7,227	2,383
Individual annuities	1	20.5	(34)	-	45	(79)
Subtotal	97	95.9	9,576	100.5	7,272	2,304
Group insurance	-	-	16	0.9	16	-
Group annuities	-	-	2	-	2	-

Category	Three months ended June 30, 2005					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	94	98.5	9,783	101.8	7,922	1,861
Individual annuities	0	71.2	(71)	-	34	(106)
Subtotal	95	98.2	9,712	101.4	7,957	1,755
Group insurance	-	-	133	820.1	133	-
Group annuities	-	-	0	6.0	0	-

Category	Year ended March 31, 2005					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	335	105.5	29,024	103.8	22,675	6,348
Individual annuities	4	25.0	(114)	-	138	(252)
Subtotal	339	101.6	28,910	102.7	22,814	6,095
Group insurance	-	-	275	11.8	275	-
Group annuities	-	-	2	4,562.5	2	-

Notes: 1. The number of new policies includes increase from conversion.

2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(3) Annualized Premiums

a. Policies in force

(Millions of Yen, %)

Category	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance and annuities	762,045	-	721,939	94.7	731,527	94.7
3rd sector products, included	104,001	-	107,177	103.1	106,068	103.1

b. New policies

(Millions of Yen, %)

Category	Three months ended June 30, 2004		Three months ended June 30, 2005		Year ended March 31, 2005	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance and annuities	13,762	-	12,981	94.3	46,434	92.8
3rd sector products, included	3,860	-	4,092	106.0	14,114	109.3

Note:
1. *New policies included net increase from conversion*
2. *The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.*
3. *The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.*

(4) Policies by Dividend Type (Individual insurance and annuities)

a. Policies in force

(100 Millions of Yen, %)

Category	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	89,537	54.3	78,058	45.0	81,169	47.8
Semi-participating	44,028	26.7	42,974	24.8	43,091	25.4
Non-participating	31,425	19.0	52,559	30.3	45,401	26.8
Total	164,990	100.0	173,592	100.0	169,662	100.0

b. New policies

(100 Millions of Yen, %)

Category	Three months ended June 30, 2004		Three months ended June 30, 2005		Year ended March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	2	0.0	2	0.0	2	0.0
Semi-participating	1,403	19.3	937	11.8	3,741	16.4
Non-participating	5,866	80.7	7,017	88.2	19,070	83.6
Total	7,272	100.0	7,957	100.0	22,814	100.0

Note:
1. *Semi-participating policies only pay dividends related to investment every five years.*
2. *New policies do not include net increase from conversions.*

(5) Surrender and Lapse Amount

(Number: Thousands, Millions of Yen, %)

Category	Three months ended June 30, 2004				Three months ended June 30, 2005				Year ended March 31, 2005	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	53	82.6	328,195	107.2	51	96.4	390,632	119.0	205	1,322,871
Individual annuities	9	54.4	27,854	52.0	7	79.9	22,638	81.3	35	101,209
Total	63	76.5	356,049	99.0	59	93.9	413,271	116.1	240	1,424,081

Note: *Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*

(6) Surrender and Lapse Rate

(%)

Category	Three months ended June 30, 2004	Three months ended June 30, 2005	Year ended March 31, 2005
Individual insurance	2.83	3.07	11.43
Individual annuities	0.62	0.53	2.25
Total	2.21	2.44	8.86

Note: *The rates are not annualized.*

(7) Core Profit and Reconciliation to Ordinary Profit

(Millions of Yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Year ended March 31, 2005
Core profit A	7,941	3,914	33,823
Capital gains/losses B	(817)	9,869	(7,154)
Other one-time gains/losses C	(305)	(1,568)	(616)
Ordinary profit A + B + C	6,818	12,214	26,053

Notes: 1. In respect to three months ended June 30, 2004, income gains of 389 million yen were included in core profit rather than in losses on monetary trusts, net.

2. In respect to three months ended June 30, 2005, income gains of (0) million yen were included in core profit rather than in losses on monetary trusts, net.

3. In respect to FY 2004 ended March 31, 2005, income gains of 1,246 million yen were included in core profit rather than in gains from monetary trusts, net.

(8) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Three months ended June 30, 2004	Three months ended June 30, 2005	Year ended March 31, 2005
Amount of negative spread	10,699	14,054	39,170
Yield on investment revenues and expenses in core profit (annualized)	2.14%	1.82%	2.17%
Average assumed investment yield (annualized)	2.88%	2.81%	2.85%
Individual insurance & Individual annuities, included	3.10%	3.04%	3.08%
Policy reserve in general account	5,843,599	5,737,391	5,753,499

Notes: 1. Method of calculating negative spread:
(Yield on investment revenues and expenses in core profit [0.45%] - Average assumed investment yield [0.70%]) x Policy reserve in general account [5,737.3 billion yen]

2. While yield on investment revenues and expenses in core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.

3. "Yield on investment revenues and expenses in core profit" is calculated by dividing numerator as investment revenues and expenses (asset investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

5. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(9) Solvency Margin Ratio

(Millions of Yen)

Items		As of June 30, 2004	As of June 30, 2005	As of March 31, 2005
Total solvency margin	(A)	510,864	531,517	522,259
Equity (less certain items)		109,385	113,123	112,111
Reserve for price fluctuations		8,156	11,466	9,801
Contingency reserve		56,104	57,981	56,424
Reserve for possible loan losses		2,278	1,706	1,752
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		126,087	154,035	148,471
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(9,040)	(9,562)	(11,887)
Excess of amount of policy surrender payment		98,356	82,963	86,653
Unallotted portion of reserve for policyholder dividends		22,081	22,177	21,880
Future profits		5,957	5,856	5,856
Deferred tax assets		36,497	36,768	36,196
Subordinated debt		55,000	55,000	55,000
Deductible items		-	-	-
Total risk $\sqrt{R_1^2+(R_2+R_3+R_7)^2}+R_4$	(B)	121,269	120,887	120,655
Insurance risk	R_1	34,013	36,501	36,098
Assumed investment yield risk	R_2	25,843	24,914	25,249
Investment risk	R_3	87,484	87,186	86,770
Business risk	R_4	2,946	2,972	2,962
Minimum guarantee risk	R_7	-	21	-
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		842.5%	879.4%	865.7%

Notes: 1. Figures as of March 31, 2005 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures as of June 30, 2004 and 2005 were calculated, using the calculation methods based on the above provisions and considered appropriate by the Company.

2. "Equity (less certain items)" above represents equity on the balance sheet less net unrealized gains on securities and estimated appropriation paid in cash.

(10) Adjusted Net Assets

(Millions of Yen)

Item	As of June 30, 2004	As of June 30, 2005	As of March 31, 2005
Adjusted net assets	385,352	494,233	464,232

Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

(11) Assets Composition (General Account Assets)

(Millions of Yen, %)

Category	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	138,909	2.2	160,538	2.6	174,036	2.8
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	50,203	0.8	85,246	1.4	83,342	1.3
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	29,865	0.5	50	0.0	50	0.0
Securities	3,860,203	61.2	4,100,319	65.6	4,075,050	65.0
Domestic bonds	2,319,882	36.8	2,617,179	41.9	2,570,793	41.0
Domestic stocks	582,404	9.2	531,676	8.5	547,561	8.7
Foreign securities	877,685	13.9	843,946	13.5	840,419	13.4
Foreign bonds	738,246	11.7	670,489	10.7	681,037	10.9
Foreign stocks and other securities	139,439	2.2	173,457	2.8	159,382	2.5
Other securities	80,231	1.3	107,517	1.7	116,275	1.9
Loans	1,935,238	30.7	1,663,042	26.6	1,699,167	27.1
Policy loans	117,031	1.9	110,942	1.8	113,965	1.8
Commercial loans	1,818,207	28.8	1,552,100	24.8	1,585,201	25.3
Property and equipment	185,719	2.9	171,799	2.7	176,076	2.8
Deferred tax assets	20,137	0.3	-	-	3,349	0.1
Deferred tax assets concerning revaluation	1,831	0.0	3,231	0.1	2,868	0.0
Other assets	92,180	1.5	72,065	1.2	59,817	1.0
Reserve for possible loan losses	(3,734)	(0.1)	(2,770)	(0.0)	(2,828)	(0.0)
Total	6,310,555	100.0	6,253,524	100.0	6,270,929	100.0
Foreign currency denominated assets included	887,444	14.1	806,769	12.9	796,806	12.7

(12) Fair Value Information on Securities and Others (General Account Assets)

a. Fair Value Information on Securities (those with current fair value out of securities excluding trading securities)

(Millions of Yen)

Category	As of June 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	209,462	199,298	(10,163)	439	10,603
Domestic bonds	178,466	168,286	(10,179)	423	10,602
Monetary claims purchased	30,996	31,012	15	16	0
Certificates of deposit	-	-	-	-	-
Policy reserve matching bonds	1,252,043	1,221,310	(30,733)	2,134	32,867
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,201,364	2,341,521	140,157	165,615	25,458
Domestic bonds	876,949	889,372	12,422	18,404	5,981
Domestics stocks	450,373	569,888	119,514	125,222	5,708
Foreign securities	781,913	786,800	4,886	17,374	12,487
Foreign bonds	732,448	738,246	5,798	16,210	10,412
Foreign stocks and other securities	49,465	48,553	(911)	1,163	2,075
Other securities	72,425	76,253	3,827	4,609	781
Money claims purchased	19,702	19,207	(494)	4	499
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,662,870	3,762,131	99,260	168,189	68,928
Domestic bonds	2,307,459	2,278,969	(28,489)	20,961	49,451
Domestic stocks	450,373	569,888	119,514	125,222	5,708
Foreign securities	781,913	786,800	4,886	17,374	12,487
Foreign bonds	732,448	738,246	5,798	16,210	10,412
Foreign stock and other securities	49,465	48,553	(911)	1,163	2,075
Other securities	72,425	76,253	3,827	4,609	781
Monetary claims purchased	50,698	50,219	(479)	20	500
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Notes: *1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of June 30, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	4,822
Available-for-sale securities	102,666
Unlisted domestic stocks	7,693
Unlisted foreign stocks	90,000
Unlisted foreign bonds	-
Others	4,973
Total	107,489

(Millions of Yen)

Category	As of June 30, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	288,043	294,674	6,630	7,374	744
Domestic bonds	215,750	221,356	5,605	6,348	743
Monetary claims purchased	67,292	68,318	1,025	1,026	0
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,631,645	1,669,386	37,740	41,072	3,331
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,986,929	2,158,107	171,178	185,944	14,766
Domestic bonds	750,394	769,782	19,388	22,018	2,630
Domestics stocks	398,202	513,279	115,077	122,155	7,077
Foreign securities	721,583	753,014	31,431	36,386	4,955
Foreign bonds	640,503	670,489	29,985	33,157	3,171
Foreign stocks and other securities	81,080	82,525	1,445	3,228	1,783
Other securities	99,052	104,075	5,023	5,126	103
Money claims purchased	17,696	17,954	257	257	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,906,618	4,122,168	215,549	234,391	18,841
Domestic bonds	2,597,791	2,660,525	62,734	69,439	6,705
Domestic stocks	398,202	513,279	115,077	122,155	7,077
Foreign securities	721,583	753,014	31,431	36,386	4,955
Foreign bonds	640,503	670,489	29,985	33,157	3,171
Foreign stock and other securities	81,080	82,525	1,445	3,228	1,783
Other securities	99,052	104,075	5,023	5,126	103
Monetary claims purchased	84,988	86,272	1,283	1,284	0
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of June 30, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	106,472
Unlisted domestic stocks	12,020
Unlisted foreign stocks	90,000
Unlisted foreign bonds	-
Others	4,451
Total	112,847

(Millions of Yen)

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net gains/losses		
				Gains	Losses
Held-to-maturity securities	277,845	280,401	2,555	3,831	1,275
Domestic bonds	207,943	209,924	1,981	3,255	1,274
Monetary claims purchased	64,901	65,476	574	575	0
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,603,661	1,623,123	19,462	25,691	6,228
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,007,608	2,172,643	165,035	181,475	16,439
Domestic bonds	743,779	759,188	15,409	18,744	3,335
Domestics stocks	406,799	529,165	122,365	127,984	5,618
Foreign securities	726,573	749,573	22,999	29,862	6,863
Foreign bonds	658,266	681,037	22,771	27,552	4,781
Foreign stocks and other securities	68,307	68,535	228	2,310	2,081
Other securities	112,080	116,275	4,195	4,771	576
Money claims purchased	18,375	18,440	65	111	46
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,889,115	4,076,168	187,053	210,997	23,944
Domestic bonds	2,555,384	2,592,237	36,853	47,691	10,838
Domestic stocks	406,799	529,165	122,365	127,984	5,618
Foreign securities	726,573	749,573	22,999	29,862	6,863
Foreign bonds	658,266	681,037	22,771	27,552	4,781
Foreign stock and other securities	68,307	68,535	228	2,310	2,081
Other securities	112,080	116,275	4,195	4,771	576
Monetary claims purchased	83,277	83,917	639	687	47
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificate of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include anything to be categorized into other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	102,984
Unlisted domestic stocks	12,020
Unlisted foreign stocks	90,000
Unlisted foreign bonds	-
Others	963
Total	109,360

b. Fair Value Information on Monetary Trusts

(Millions of Yen)

Category	As of June 30, 2004					As of June 30, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	29,865	29,865	-	-	-	50	50	-	-	-

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts	50	50	-	-	-

* Monetary trusts for investment

(Millions of Yen)

Category	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005	
	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses
Monetary trusts for investment	29,815	(263)	-	-	-	(1,560)

* Monetary trusts for held-to-maturity, policy reserve matching and others

(Millions of Yen)

Category	As of June 30, 2004					As of June 30, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-	-	-	-	-
Other monetary trusts	50	50	-	-	-	50	50	-	-	-
Jointly operated and desingnated monetary trusts	50	50	-	-	-	50	50	-	-	-
Total	50	50	-	-	-	50	50	-	-	-

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	50	50	-	-	-
Jointly operated and desingnated monetary trusts	50	50	-	-	-
Total	50	50	-	-	-

c. Fair Value Information on Real Estate

(Millions of Yen)

Category	As of June 30, 2004					As of June 30, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	105,845	96,843	(9,002)	2,721	11,724	101,257	91,736	(9,520)	3,476	12,997
Leasehold	156	118	(38)	11	49	156	114	(41)	10	52
Total	106,002	96,961	(9,040)	2,732	11,773	101,414	91,851	(9,562)	3,487	13,049

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	103,597	91,751	(11,846)	3,425	15,271
Leasehold	156	114	(41)	10	52
Total	103,753	91,866	(11,887)	3,436	15,324

Note: Current fair value are calculated based on the posted price.

d. Fair Value Information on Derivative Transactions
(total transactions which hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions which hedge accounting applied and not applied)

As of June 30, 2005 (Millions of Yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	4,011	(9,947)	-	-	-	(5,935)
Hedge accounting not applied	8	(315)	(1,557)	-	-	(1,864)
Total	4,020	(10,263)	(1,557)	-	-	(7,799)

Note: Accrued interest of interest-related net gains/losses applied hedge accounting (401million yen), currncy-related net gains/losses with fair value hedge accounting ((9,947) million yen), and net gains/losses not applied hedge accounting are recorded on the statement of operations.

(ii) Interest-related derivative transactions

(Millions of Yen)

Category	Type	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Interest rate swaps												
	Receipts fixed, payments floating	266,453	181,783	5,189	5,189	190,045	114,710	4,020	4,020	214,923	117,288	3,795	3,795
	Payments fixed, receipts floating	-	-	-	-	-	-	-	-	-	-	-	-
	Receipts floating, payments floating	-	-	-	-	-	-	-	-	-	-	-	-
Total					5,189				4,020				3,795

Note: Valuation gains/losses indicates the current market or fair value.

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Exchange contract												
	Sold	671,916	-	660,374	11,541	548,410	-	558,713	(10,303)	570,338	-	584,418	(14,079)
	US dollar	274,737	-	268,112	6,625	204,013	-	211,586	(7,572)	191,221	-	197,302	(6,081)
	Euro	303,142	-	298,922	4,219	252,777	-	253,447	(670)	259,914	-	265,529	(5,614)
	British pound	5,223	-	5,078	145	-	-	-	-	8,967	-	9,046	(79)
	Canadian dollar	31,547	-	31,300	247	46,680	-	49,351	(2,670)	56,961	-	58,770	(1,808)
	Swedish krona	57,264	-	56,959	304	44,937	-	44,328	609	53,274	-	53,769	(495)
	Bought	-	-	-	-	3,727	-	3,768	40	-	-	-	-
	US dollar	-	-	-	-	3,464	-	3,502	38	-	-	-	-
	Hong Kong dollar	-	-	-	-	263	-	265	2	-	-	-	-
Total					11,541				(10,263)				(14,079)

Notes: 1. Exchange rate as of the end of each fiscal year is used for futures rate.

2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

3. Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Stock index futures												
	Sold												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	89,957	-			79,993	-			79,993	-		
		[5,192]		1,799	(3,393)	[2,788]		1,231	(1,557)	[3,168]		1,561	(1,607)
Total					(3,393)				(1,557)				(1,607)

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.

2. Valuation gains/losses indicates the difference between the option premium and the current market or fair value.

(v) Bond-related derivative transactions

The Company did not have any balances as of June 30, 2005 and 2004, and March 31, 2005.

(vi) Others

The Company did not have any balances as of June 30, 2005 and 2004, and March 31, 2005.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2005)

August 15, 2005

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standards of impairment of fixed assets have been applied since the three months ended June 30, 2005.

2. Non-Consolidated Operating Results for the Three Months Ended June 30, 2005 (April 1, 2005 – June 30, 2005)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2005	¥267,101million	(14.3)	¥19,227 million	(41.2)	¥21,936 million	(10.2)	¥8,079 million	(52.5)
Three months ended June 30, 2004	¥311,521 million	(6.8)	¥32,689 million	68.6	¥24,416 million	5.9	¥16,994 million	115.9
Year Ended March 31, 2005	¥1,059,090 million	(11.0)	¥95,834 million	(8.5)	¥102,731 million	(4.3)	¥33,309 million	(12.5)

	Net Income per Share
Three months ended June 30, 2005	¥5,386.35
Three months ended June 30, 2004	¥11,329.86
Year Ended March 31, 2005	¥22,144.24

Notes:

1. *Average number of outstanding shares during the term: for the three months ended June 30, 2005: 1,500,000; for the three months ended June 30, 2004: 1,500,000; for the fiscal year ended March 31, 2005: 1,500,000*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2005	¥5,947,334 million	¥324,856 million	5.5%	¥216,570.88
As of June 30, 2004	¥5,948,135 million	¥288,755 million	4.9%	¥192,503.76
As of March 31, 2005	¥5,983,742 million	¥317,951 million	5.3%	¥211,905.43

Notes:

1. *Number of outstanding shares at the end of the term: as of June 30, 2005: 1,500,000; as of June 30, 2004: 1,500,000; as of March 31, 2005: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

Daido Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2006"* section in this material *"Consolidated Financial Summary for the Three Months Ended June 30, 2005"*.

Daido Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of June 30, 2004	As of June 30, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	318,073	276,833	(41,239)	(13.0)	232,888
Cash	61	56	(5)	(8.7)	138
Deposit	318,012	276,777	(41,234)	(13.0)	232,750
Call loans	20,000	92,000	72,000	360.0	75,000
Monetary claims purchased	40,998	170,997	129,998	317.1	88,996
Monetary trusts	240,442	153,883	(86,559)	(36.0)	214,777
Securities	3,968,934	4,025,913	56,979	1.4	4,131,705
Government bonds	309,749	323,371	13,622	4.4	488,611
Municipal bonds	1,062,268	1,005,963	(56,305)	(5.3)	1,028,048
Corporate bonds	1,137,400	1,110,113	(27,287)	(2.4)	1,105,210
Domestic stocks	412,788	406,237	(6,550)	(1.6)	411,367
Foreign securities	631,569	577,542	(54,026)	(8.6)	578,819
Other securities	415,159	602,684	187,525	45.2	519,648
Loans	1,109,788	1,028,691	(81,097)	(7.3)	1,040,474
Policy loans	79,673	80,937	1,264	1.6	80,871
Commercial loans	1,030,115	947,754	(82,361)	(8.0)	959,602
Property and equipment	156,080	146,379	(9,701)	(6.2)	147,283
Land	87,662	82,657	(5,004)	(5.7)	82,737
Buildings	66,731	61,483	(5,247)	(7.9)	62,710
Equipment	1,213	1,196	(17)	(1.4)	1,180
Construction in progress	473	1,041	567	120.0	655
Due from agencies	1,791	1,467	(324)	(18.1)	1,536
Due from reinsurers	1,193	1,188	(5)	(0.4)	1,309
Other assets	68,162	51,743	(16,419)	(24.1)	50,652
Accounts receivable	11,833	8,354	(3,478)	(29.4)	11,875
Prepaid expenses	5,679	4,560	(1,119)	(19.7)	1,832
Accrued income	22,408	18,499	(3,909)	(17.4)	20,157
Deposit for rent	3,865	3,850	(14)	(0.4)	3,784
Margin for futures contracts	—	89	89	—	411
Derivatives	12,944	2,918	(10,026)	(77.5)	150
Deferred valuation losses on hedge	—	2,988	2,988	—	1,420
Suspense payable	2,569	717	(1,851)	(72.1)	928
Other assets	8,861	9,763	902	10.2	10,091
Deferred tax assets	26,321	—	(26,321)	(100.0)	950
Reserve for possible loan losses	(3,654)	(1,763)	1,891	(51.8)	(1,833)
Total assets	5,948,135	5,947,334	(800)	(0.0)	5,983,742

(Millions of yen)

	As of June 30, 2004	As of June 30, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,453,570	5,456,746	3,175	0.1	5,488,102
Reserve for outstanding claims	44,718	43,544	(1,174)	(2.6)	47,621
Policy reserve	5,276,803	5,286,260	9,457	0.2	5,308,712
Reserve for policyholder dividends	132,048	126,940	(5,108)	(3.9)	131,768
Due to agencies	0	0	(0)	(74.2)	—
Due to reinsurers	583	269	(313)	(53.8)	651
Short-term subordinated bonds	—	15,000	15,000	—	20,000
Other liabilities	107,067	45,182	(61,885)	(57.8)	56,836
Cash collateral receiving under security landing contracts	27,841	5,927	(21,913)	(78.7)	10,124
Income tax payable	9,249	703	(8,546)	(92.4)	1,604
Accounts payable	11,272	6,037	(5,234)	(46.4)	10,786
Accrued expenses	5,945	6,020	74	1.3	8,908
Unearned income	4,391	3,758	(632)	(14.4)	3,955
Deposit received	2,391	3,334	942	39.4	3,953
Guarantee deposits	5,669	5,488	(180)	(3.2)	5,537
Margin for futures contracts	972	—	(972)	(100.0)	—
Derivatives	583	9,172	8,588	1,471.5	8,389
Deferred valuation gains on hedge	2,724	—	(2,724)	(100.0)	—
Suspense receipt	6,025	4,738	(1,286)	(21.4)	3,576
Other liabilities	30,000	—	(30,000)	(100.0)	—
Reserve for employees' retirement benefits	65,419	65,850	430	0.7	65,936
Reserve for directors' and corporate auditors' retirement benefits	1,502	1,589	87	5.8	1,679
Reserve for price fluctuations	31,235	34,304	3,068	9.8	32,584
Deferred tax liabilities	—	3,536	3,536	—	—
Total liabilities	5,659,379	5,622,478	(36,901)	(0.7)	5,665,790
Stockholder's equity:					
Common stock	75,000	75,000	—	—	75,000
Capital surplus	54	54	—	—	54
Retained earnings	99,167	101,116	1,949	2.0	101,770
Legal reserve for future losses	2,856	7,345	4,489	157.2	5,598
Appropriated retained earnings	55,715	74,652	18,937	34.0	55,667
Provision for advanced depreciation on real estate	1,559	1,559	—	—	1,559
Provision for 100th anniversary project	156	93	(62)	(40.2)	107
General reserve	54,000	73,000	19,000	35.2	54,000
Unappropriated retained earnings	40,595	19,118	(21,476)	(52.9)	40,504
Net unrealized gains on securities	114,534	148,685	34,151	29.8	141,126
Total Stockholder's equity	288,755	324,856	36,100	12.5	317,951
Total liabilities and stockholder's equity	5,948,135	5,947,334	(800)	(0.0)	5,983,742

Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
Ordinary revenues	311,521	267,101	(44,420)	% (14.3)	1,059,090
Income from insurance premiums	211,237	206,674	(4,563)	(2.2)	884,804
Insurance premiums	210,807	206,140	(4,666)	(2.2)	883,507
Ceded reinsurance commissions	430	534	103	24.0	1,296
Investment income	42,416	32,835	(9,580)	(22.6)	146,685
Interest, dividends and income from real estate for rent	27,256	23,675	(3,580)	(13.1)	119,382
Interest income from deposits	843	1,177	334	39.7	3,791
Interest income and dividends from securities	19,148	15,941	(3,207)	(16.7)	86,982
Interest income from loans	5,700	4,955	(744)	(13.1)	22,043
Interest from real estate for rent	1,511	1,574	63	4.2	6,324
Other income from interest and dividends	53	25	(27)	(51.3)	240
Gains from monetary trust, net	1,776	737	(1,038)	(58.5)	3,199
Gains on investment in trading securities, net	1,355	2,792	1,436	106.0	4,885
Gains on sales of securities	5,946	2,337	(3,608)	(60.7)	10,189
Gains on redemption of securities	—	467	467	—	153
Gains from derivatives, net	3,368	—	(3,368)	(100.0)	—
Other investment income	608	623	15	2.6	2,636
Gains on separate accounts, net	2,104	2,201	96	4.6	6,237
Other ordinary income	57,867	27,590	(30,276)	(52.3)	27,600
Income related to withheld insurance claims and other payments for future annuity payments	32	23	(9)	(27.7)	563
Income due to withheld insurance payments	478	645	166	34.7	2,410
Reversal of reserve for outstanding claims	1,214	4,077	2,862	235.7	—
Reversal of policy reserve	55,823	22,451	(33,371)	(59.8)	23,913
Reversal of reserve for employees' retirement benefits	6	85	79	1,226.8	—
Other ordinary profit	311	306	(4)	(1.5)	714
Ordinary expenses	278,832	247,874	(30,957)	(11.1)	963,256
Insurance claims and other payments	242,114	207,460	(34,654)	(14.3)	805,080
Insurance claims	94,279	98,526	4,247	4.5	288,656
Annuity payments	6,510	6,778	267	4.1	26,158
Insurance benefits	52,831	49,544	(3,287)	(6.2)	186,623
Surrender payments	67,415	44,877	(22,538)	(33.4)	215,048
Other payments	20,798	7,528	(13,269)	(63.8)	87,237
Reinsurance premiums	278	204	(73)	(26.3)	1,356
Provision for policy and other reserves	240	230	(9)	(4.1)	2,633
Provision for reserve for outstanding claims	—	—	—	—	1,688
Interest portion of reserve for policyholder dividends	240	230	(9)	(4.1)	945
Investment expenses	5,546	9,957	4,410	79.5	32,919
Interest expenses	12	7	(5)	(42.3)	32
Losses on sales of securities	2,297	98	(2,199)	(95.7)	8,348
Devaluation losses on securities	—	149	149	—	1,863
Losses from derivatives, net	—	6,839	6,839	—	8,509
Foreign exchange losses, net	1,552	1,197	(355)	(22.9)	5,002
Write-off of loans	—	—	—	—	10
Depreciation of real estate for rent	692	691	(1)	(0.2)	2,819
Other investment expenses	991	973	(18)	(1.8)	6,331
Operating expenses	27,936	27,180	(756)	(2.7)	108,881
Other ordinary expenses	2,993	3,046	52	1.8	13,740
Payments related to withheld insurance claims	415	400	(14)	(3.6)	2,169
Taxes	1,639	1,579	(59)	(3.6)	6,696
Depreciation	928	994	66	7.1	4,057
Provision for reserve for employees' retirement benefits	—	—	—	—	510
Other ordinary losses	10	70	60	607.5	307
Ordinary profit	32,689	19,227	(13,462)	(41.2)	95,834

Daido Life Insurance Company

(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	185	78	(106)	% (57.4)	8,716
Gains on sales of property and equipment	42	—	(42)	(100.0)	952
Reversal of reserve for possible loan losses	66	69	3	5.3	1,771
Recoveries of bad debts previously written-off	11	9	(2)	(20.4)	88
Gains on sales of parent company's stocks	—	—	—	—	5,838
Reversal of reserve for losses on sales of loans	64	—	(64)	(100.0)	64
Extraordinary losses	575	2,019	1,443	250.9	7,640
Losses on sales, disposal and devaluation of property and equipment	145	14	(131)	(90.3)	5,813
Impairment loss	—	270	270	—	—
Provision for reserve for price fluctuations	415	1,720	1,305	314.4	1,763
Provision for 100th anniversary project	15	14	(0)	(3.3)	63
Provision for reserve for policyholder dividend	5,920	5,050	(870)	(14.7)	30,550
Income before income taxes	26,378	12,236	(14,142)	(53.6)	66,359
Income taxes (current)	9,465	3,942	(5,522)	(58.3)	22,789
Income taxes (deferred)	(81)	214	295	—	10,260
Net income	16,994	8,079	(8,915)	(52.5)	33,309
Unappropriated retained earnings at beginning of period	23,585	11,024	(12,561)	(53.3)	23,585
Interim dividend	—	—	—	—	13,711
Transfer to legal reserve for future losses with respect to interim dividend	—	—	—	—	2,742
Transfer from provision for 100th anniversary project	15	14	(0)	(3.3)	63
Unappropriated retained earnings at end of period	40,595	19,118	(21,476)	(52.9)	40,504

Supplementary Materials for the Three Months Ended June 30, 2005

Business Highlights (Non-Consolidated)

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	1,994	100.2	381,080	100.6	2,000	100.3	384,326	100.9	2,003	384,875
Individual term life insurance	1,408	103.0	349,897	101.2	1,434	101.8	354,634	101.4	1,433	354,796
Individual annuities	140	103.2	11,760	101.7	145	103.9	12,113	103.0	144	12,066
Sub total	2,135	100.4	392,840	100.6	2,145	100.5	396,439	100.9	2,147	396,942
Group insurance	-	-	121,552	97.1	-	-	122,671	100.9	-	120,749
Group annuities	-	-	22,132	91.3	-	-	20,888	94.4	-	21,383

Notes:
1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.
2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.
3. % change is presented in comparison with the same term of the previous fiscal year (hereinafter same if not mentioned otherwise).

(2) New Policy Amount

(Number: Thousands, 100 millions of Yen, %)

Category	As of June 30, 2004					
	Number		Amount			
		Change (%)		Change (%)	New Policies	Net increase from Conversion
Individual insurance	56	107.3	9,849	113.1	9,831	17
Individual term life insurance	47	108.2	9,543	113.8	9,525	17
Individual annuities	2	132.1	187	121.1	187	-
Sub total	59	108.1	10,037	113.2	10,019	17
Group insurance	-	-	101	80.9	101	
Group annuities	-	-	0	40.6	0	

Category	As of June 30, 2005					
	Number		Amount			
		Change (%)		Change (%)	New Policies	Net increase from Conversion
Individual insurance	55	97.8	9,268	94.1	9,250	17
Individual term life insurance	43	92.9	9,016	94.5	8,997	18
Individual annuities	2	106.6	201	107.1	201	(0)
Sub total	58	98.2	9,469	94.3	9,451	17
Group insurance	-	-	74	73.6	74	
Group annuities	-	-	0	0.5	0	

Category	Year Ended March 31, 2005					
	Number		Amount			
		Change (%)		Change (%)	New Policies	Net increase from Conversion
Individual insurance	237	95.9	42,605	100.7	42,552	52
Individual term life insurance	191	93.6	41,260	100.9	41,206	54
Individual annuities	10	113.6	936	116.1	935	1
Sub total	247	96.5	43,542	101.0	43,488	53
Group insurance	-	-	290	31.6	290	
Group annuities	-	-	4	172.9	4	

Notes:
1. The number of new policies includes increase from conversion.
2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.
3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

(Millions of Yen, %)

Category		Three months ended June 30, 2004		Three months ended June 30, 2005		Year ended March 31, 2005	
		Amount		Amount		Amount	
			% Change		% Change		%Change
New policies		16,528	-	18,441	111.6	82,003	117.1
	3rd Sector	898	-	940	104.7	3,789	93.7
Policy Amount in Force		653,076	-	672,996	103.1	670,827	102.8
	3rd Sector	62,703	-	61,334	97.8	61,696	97.7

Notes:

1.New policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance;the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurnace, cancer insurance, accident insurance, and nursing care insurnace.

(4) Term Life Insurance Policy Amount by Dividend Type

(i) Policy in force

(100 Millions of Yen, %)

Category	Three months ended June 30, 2004		Three months ended June 30, 2005		Year Ended March 31, 2005	
	Amount	%	Amount	%	Amount	%
Participating	217,609	62.2	207,663	58.5	210,668	59.4
Semi-participating	77,644	22.2	79,686	22.5	79,168	22.3
Non-participating	54,643	15.6	67,284	19.0	64,959	18.3
Total	349,897	100.0	354,634	100.0	354,796	100.0

(ii) New policy amount

(100 Millions of Yen, %)

Category	Three months ended June 30, 2004		Three months ended June 30, 2005		Year Ended March 31, 2005	
	Amount	%	Amount	%	Amount	%
Participating	2,897	30.4	2,386	26.5	11,843	28.8
Semi-participating	2,191	23.0	2,257	25.1	9,361	22.7
Non-participating	4,436	46.6	4,353	48.4	20,001	48.5
Total	9,525	100.0	8,997	100.0	41,206	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.

2. New policy amount do not include net increase from conversion.

(5) Surrender and Lapse Amount

(Number: Thousands, Millions of Yen, %)

Category	Three months ended June 30, 2004				Three months ended June 30, 2005				Year Ended March 31, 2005	
	Number	Change %	Amount	Change %	Number	Change %	Amount	Change %	Number	Amount
Individual insurance	50	87.8	782,875	85.2	47	94.5	767,071	98.0	182	2,981,590
Individual annuities	1	70.4	10,780	61.9	1	111.6	11,488	106.6	4	44,980
Total	51	87.3	793,656	84.8	48	94.9	778,560	98.1	186	3,026,570

(6) Surrender and Lapse Rate (Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Three months ended June 30, 2004	Three months ended June 30, 2005	Year Ended March 31, 2005
Individual insurance	2.05	1.99	7.82
Individual annuities	0.92	0.95	3.84
Total	2.02	1.96	7.70

Notes: Surrender and lapse rate is not annualized.

(7) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

Category	Three months ended June 31, 2004	Three months ended June 30, 2005	Year ended March 31, 2005
Core profit (A)	24,416	21,936	102,731
Capital gains/losses (B)	8,596	(2,417)	(5,449)
Other one-time gains/losses (C)	(323)	(291)	(1,447)
Ordinary profit (A)+(B)+(C)	32,689	19,227	95,834

(8) Negative Spread

(Millions of Yen, %)

Category		Three months ended June 30, 2004	Three months ended June 30, 2005	Year ended March 31, 2005
Negative Spread		7,448	10,172	19,479
	Investment yield on core profit	2.05%	1.80%	2.23%
	Average assumed investment yield	2.64%	2.61%	2.61%
	Policy reserves in general accounts	5,064,319	5,066,970	5,034,291

Notes:

1. Negative spread calculations:

a) For the three months ended June 30, 2004 and 2005 are calculated by the following method:

(Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts x 1/4

b) For the year the ended March 31, 2005 is calculated by the following method:

(Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

2. Investment yield on core profit is calculated by the following method: (Net investment income (general account only) in core profit - interest portion for policyholder dividends) / policy reserves in general account.

3. Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.

4. Investment yield on core profit and average assumed investment yield for the respective three months ended June 30, 2004 and 2005 are annualized.

5. Policy reserves in general accounts are calculated by the following method:

(Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*

**Policy reserves represent policy reserves within general accounts except contingency reserve.*

(9) Solvency Margin Ratio

(Millions of Yen)

Items		As of June 30, 2004	As of June 30, 2005	As of March 31, 2005
Total solvency margin	(A)	606,360	669,973	653,148
Equity (less certain items)		166,951	172,420	166,531
Reserve for price fluctuations		31,235	34,304	32,584
Contingency reserve		76,780	78,185	77,893
Reserve for possible loan losses		1,027	316	317
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		161,341	209,448	198,801
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		(12,322)	(10,700)	(10,601)
Excess of amount of policy surrender payment		112,043	117,790	117,440
Unallotted portion of reserve for policyholder		7,783	7,474	7,474
Future profits		11,841	10,100	15,155
Deferred tax assets		49,679	50,631	47,550
Subordinated debt		-	-	-
Deductible items		-	-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$	(B)	122,198	131,476	125,949
Insurance risk R_1		34,518	34,232	34,556
Assumed investment yield risk R_2		21,566	21,068	21,184
Investment risk R_3		92,552	101,869	96,756
Business risk R_4		2,972	3,158	3,049
Minimum guaranty risk R_7		-	730	-
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		992.4%	1019.2%	1037.2%

Notes:

1. *The above ratio as of March 31, 2005 is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996. The ratios as of June 30, 2004 and 2005 are calculated by the method the Company considered reasonable, which is consistent with these rules.*
2. *Equity represents equity on the balance sheet less each of the followings:*
   a) As of March 31, 2005: net unrealized gains on securities, deferred gain on sale of real estate, and appropriation paid in
   b) As of June 30, 2005 and 2004: net unrealized gains on securities, deferred gain on sale of real estate, and estimated appropriation paid in cash.

(10) Adjusted Net Assets

(Millions of Yen)

Item	As of June 30, 2004	As of June 30, 2005	As of March 31, 2005
Adjusted net assets	597,852	690,992	669,601

Note: Adjusted net assets are calculated based on the regulatory standard.

(11) Asset Composition (General Account Assets)

(Millions of Yen, %)

Category	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	336,662	5.8%	364,426	6.3%	305,575	5.2%
Monetary claims purchased	40,998	0.7	170,997	2.9	88,996	1.5
Monetary trusts	240,442	4.2	153,883	2.7	214,777	3.7
Securities	3,817,497	65.9	3,888,624	67.0	3,990,036	68.3
Domestic bonds	2,451,507	42.3	2,385,225	41.1	2,567,074	44.0
Domestic stocks	356,310	6.2	355,854	6.1	359,451	6.2
Foreign securities	594,520	10.3	544,859	9.4	543,861	9.3
Foreign bonds	435,131	7.5	290,364	5.0	307,830	5.3
Foreign stocks and other securities	159,388	2.8	254,495	4.4	236,031	4.0
Other securities	415,159	7.2	602,684	10.4	519,648	8.9
Loans	1,109,788	19.2	1,028,691	17.7	1,040,474	17.8
Policy loans	79,673	1.4	80,937	1.4	80,871	1.4
Commercial loans	1,030,115	17.8	947,754	16.3	959,602	16.4
Property and equipment	154,867	2.7	145,182	2.5	146,103	2.5
Deferred tax assets	26,321	0.5	-	-	950	0.0
Other assets	66,442	1.1	54,539	0.9	53,883	0.9
Reserve for possible loan losses	(3,654)	(0.1)	(1,763)	(0.0)	(1,833)	(0.0)
Total	5,789,367	100.0	5,804,581	100.0	5,838,964	100.0
Foreign currency denominated assets	397,780	6.9	326,865	5.6	312,347	5.3

(12) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with fair value

(Millions of Yen)

Category	As of June 30, 2004				
	Cost / Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains(Losses)		
				Gains	Losses
Held-to-maturity securities	1,558,690	1,587,532	28,842	45,195	16,353
Domestic bonds	1,489,280	1,516,461	27,180	43,350	16,169
Foreign bonds	69,409	71,071	1,661	1,845	183
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,077,802	2,256,437	178,635	193,153	14,518
Domestic bonds	933,831	962,227	28,396	30,212	1,816
Domestic stocks	216,780	342,620	125,839	126,611	772
Foreign securities	392,020	387,700	(4,320)	4,588	8,908
Bonds	370,570	365,722	(4,848)	3,407	8,255
Stocks, etc.	21,449	21,977	528	1,180	652
Other securities	385,726	406,756	21,030	22,916	1,886
Monetary claims purchased	20,000	20,000	-	-	-
Certificates of deposit	40,998	40,998	-	-	-
Monetary trusts	88,444	96,133	7,689	8,824	1,134
Total	3,636,492	3,843,969	207,477	238,349	30,871
Domestic bonds	2,423,111	2,478,688	55,577	73,563	17,985
Domestic stocks	216,780	342,620	125,839	126,611	772
Foreign securities	461,429	458,771	(2,658)	6,433	9,092
Bonds	439,980	436,793	(3,186)	5,253	8,439
Stocks, etc.	21,449	21,977	528	1,180	652
Other securities	385,726	406,756	21,030	22,916	1,886
Monetary claims purchased	20,000	20,000	-	-	-
Certificates of deposit	40,998	40,998	-	-	-
Monetary trusts	88,444	96,133	7,689	8,824	1,134

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 67 million yen as of June 30, 2004.

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of June 30, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,021
Available-for-sale securities	95,555
Unlisted domestic stocks	9,668
Unlisted foreign stocks	60,000
Unlisted foreign bonds	-
Others	25,886
Total	99,576

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of Yen)

Category	As of June 30, 2005				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,388,529	1,443,575	55,045	57,620	2,575
Domestic bonds	1,325,812	1,379,039	53,227	55,779	2,551
Foreign bonds	62,217	64,033	1,816	1,839	23
Monetary claims purchased	500	501	1	1	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,317,362	2,545,927	228,564	235,975	7,411
Domestic bonds	1,017,850	1,059,413	41,563	41,575	11
Domestic stocks	210,286	335,034	124,748	128,282	3,534
Foreign securities	274,392	288,682	14,289	14,859	569
Bonds	215,519	228,147	12,627	12,847	220
Stocks, etc.	58,873	60,535	1,662	2,011	349
Other securities	545,684	587,397	41,713	42,317	604
Monetary claims purchased	170,497	170,497	-	-	-
Certificates of deposit	27,000	27,000	-	-	-
Monetary trusts	71,651	77,901	6,249	8,941	2,691
Total	3,705,892	3,989,502	283,609	293,596	9,986
Domestic bonds	2,343,662	2,438,453	94,791	97,354	2,563
Domestic stocks	210,286	335,034	124,748	128,282	3,534
Foreign securities	336,610	352,716	16,105	16,698	593
Bonds	277,737	292,180	14,443	14,687	243
Stocks, etc.	58,873	60,535	1,662	2,011	349
Other securities	545,684	587,397	41,713	42,317	604
Monetary claims purchased	170,997	170,998	1	1	-
Certificates of deposit	27,000	27,000	-	-	-
Monetary trusts	71,651	77,901	6,249	8,941	2,691

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of June 30, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	122,727
Unlisted domestic stocks	17,128
Unlisted foreign stocks	64,688
Unlisted foreign bonds	-
Others	40,910
Total	126,418

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value (Millions of Yen)

Category	As of March 31, 2005				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,403,993	1,451,088	47,094	51,262	4,167
Domestic bonds	1,331,334	1,376,227	44,893	49,058	4,165
Foreign bonds	72,659	74,861	2,201	2,204	2
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,350,784	2,568,344	217,560	224,380	6,820
Domestic bonds	1,195,565	1,235,740	40,174	40,204	30
Domestic stocks	211,180	338,900	127,719	129,870	2,151
Foreign securities	281,223	292,179	10,956	12,347	1,391
Bonds	225,008	235,170	10,161	10,878	716
Stocks, etc.	56,214	57,009	794	1,469	674
Other securities	472,206	505,873	33,666	34,424	758
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489
Total	3,754,777	4,019,432	264,654	275,643	10,988
Domestic bonds	2,526,900	2,611,967	85,067	89,263	4,195
Domestic stocks	211,180	338,900	127,719	129,870	2,151
Foreign securities	353,883	367,041	13,157	14,551	1,394
Bonds	297,668	310,031	12,363	13,082	719
Stocks, etc.	56,214	57,009	794	1,469	674
Other securities	472,206	505,873	33,666	34,424	758
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 204 million yen as of March 31, 2005.

b. Securities without fair value (Carrying Value) (Millions of Yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	113,728
Unlisted domestic stocks	16,860
Unlisted foreign stocks	60,000
Unlisted foreign bonds	-
Others	36,868
Total	117,419

Note: Securities included in jointly operated designated monetary trusts are not included herein.

2) Fair value information on monetary trusts

(Millions of Yen)

Category	As of June 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	240,442	240,442	-	-	-

Category	As of June 30, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	153,883	153,883	-	-	-

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	214,777	214,777	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005	
	Carrying value before mark-to-market	Net valuation gains (losses)	Carrying value before mark-to-market	Net valuation gains (losses)	Carrying value before mark-to-market	Net valuation gains (losses)
Monetary trusts for investment	-	(5,360)	-	-	-	(5,360)

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans, and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities, and others

(Millions of Yen)

Category	As of June 30, 2004				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	232,616	240,442	7,825	8,987	1,161
Investment type focused on domestic bonds	10,895	10,877	(17)	117	135
Investment type focused on domestic stocks	83,017	90,809	7,791	8,817	1,025
Investment type focused on foreign securities	390	390	-	-	-
Balance-type	3,012	3,064	51	51	-
Investment type focused on collateral short-term money trusts	100,000	100,000	-	-	-
Jointly operated and designated monetary trusts	35,300	35,300	-	-	-
Total	232,616	240,442	7,825	8,987	1,161

Category	As of June 30, 2005				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	147,633	153,883	6,249	8,941	2,691
Investment type focused on domestic bonds	11,101	11,360	258	260	2
Investment type focused on domestic stocks	61,531	67,522	5,991	8,680	2,689
Investment type focused on foreign securities	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trust	20,000	20,000	-	-	-
Jointly operated and designated monetary trusts	55,000	55,000	-	-	-
Total	147,633	153,883	6,249	8,941	2,691

Category	As of March 31, 2005				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	209,734	214,777	5,042	7,532	2,489
Investment type focused on domestic bonds	11,026	11,247	220	230	9
Investment type focused on domestic stocks	67,008	71,829	4,821	7,302	2,480
Investment type focused on foreign securities	-	-	-	-	-
Balance- type	-	-	-	-	-
Investment type focused on collateral short-term money trust	80,000	80,000	-	-	-
Jointly operated and designated monetary trusts	51,700	51,700	-	-	-
Total	209,734	214,777	5,042	7,532	2,489

Notes:

1. The above figures show all of the fair value information on monetary trusts including securities, cash and call loans, and others.

2. Net Unrealized Gains (Losses) above includes each of the gains/ losses on derivative transactions classified as monetary trusts at the end of each term. These gains/ losses on derivative transactions are recorded in the income statements.

3) Fair value information on real estate

(Millions of Yen)

Category	As of June 30, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	87,662	75,609	(12,052)	25,472	37,525
Leasehold	913	643	(270)	406	676
Total	88,576	76,253	(12,322)	25,879	38,201

Category	As of June 30, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	82,657	72,284	(10,373)	22,470	32,844
Leasehold	913	586	(326)	291	617
Total	83,570	72,870	(10,700)	22,761	33,462

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	82,737	72,458	(10,278)	22,505	32,784
Leasehold	913	589	(323)	291	614
Total	83,650	73,048	(10,601)	22,797	33,399

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

4) Fair value information on derivative transactions

(i) Gains (losses) on derivatives with and without hedge accounting

As of June 30, 2005 (Millions of Yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	(2,988)	1,788	-	-	-	(1,200)
Hedge accounting not applied	(161)	(4,777)	-	(101)	-	(5,040)
Total	(3,149)	(2,989)	-	(101)	-	(6,240)

Notes:

1 Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of June 30, 2005: a gain of 1,788 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2 Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

(ii) Interest-related transactions (Millions of Yen)

Type	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Interest rate swaps: Receipts floating, payments fixed	147,582	144,982	2,448	2,448	144,982	142,382	(3,149)	(3,149)	144,982	142,382	(1,575)	(1,575)
Total				2,448				(3,149)				(1,575)

(iii) Currency-related transactions (Millions of Yen)

Category	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Foreign exchange contracts:												
Sold:	337,339	-	328,429	8,910	288,055	-	291,045	(2,990)	234,265	-	240,611	(6,346)
U.S. dollar	140,652	-	136,306	4,345	187,539	-	193,322	(5,783)	140,444	-	144,339	(3,895)
Euro	182,936	-	178,656	4,279	94,163	-	91,245	2,918	88,000	-	90,307	(2,307)
British pound	11,723	-	11,458	264	4,212	-	4,285	(72)	3,755	-	3,808	(53)
Canadian dollar	2,028	-	2,008	20	2,140	-	2,192	(52)	2,064	-	2,155	(90)
Bought:	1,191	-	1,188	(3)	33	-	33	0	140	-	140	0
U.S. dollar	1,191	-	1,188	(3)	6	-	6	0	140	-	140	0
Euro	-	-	-	-	26	-	26	0	-	-	-	-
Total				8,906				(2,989)				(6,345)

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

(iv) Stock-related transactions (Millions of Yen)

Category	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Stock index futures:												
Sold	-	-	-	-	-	-	-	-	-	-	-	-
Bought	36,512	-	37,631	1,119	-	-	-	-	29,977	-	30,126	148
Total				1,119				-				148

(v) Bond-related transactions

(Millions of Yen)

Category	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Bond futures contracts:												
Sold	38,620	-	38,773	(153)	33,221	-	33,323	(101)	34,385	-	34,852	(467)
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				(153)				(101)				(467)

(vi) Others

The Company held no other derivative instruments as of June 30, 2004 and 2005 as well as March 31, 2005.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2005)

August 15, 2005

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: Applicable. Accounting standards of impairment of fixed assets have been applied since the three months ended June 30, 2005.

2. Non-Consolidated Operating Results for the Three Months Ended June 30, 2005 (April 1, 2005 – June 30, 2005)

(1) Results of Operations

Note: Since the disclosure of quarterly business outline started from for the three months ended June 30, 2004, no information were contained on the comparative actual results in the corresponding period in the previous fiscal year and the comparative increase/decrease ratio for the same period. Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2005	¥53,358 million	72.4	¥(4,026) million	269.6	¥(3,019) million	179.6	¥(3,069) million	-
Three months ended June 30, 2004	¥30,942 million	-	¥(1,089) million	-	¥(1,079) million	-	¥13,827 million	-
Year Ended March 31, 2005	¥150,202 million	(19.9)	¥(12,894) million	383.4	¥(6,746) million	113.9	¥5,058 million	-

	Net Income per Share
Three months ended June 30, 2005	¥(5,115.42)
Three months ended June 30, 2004	¥23,045.25
Year Ended March 31, 2005	¥8,431.55

Notes:

1. *Average number of outstanding shares during the term: for the three months ended June 30, 2005: 600,000; for the three months ended June 30, 2004: 600,000; for the fiscal year ended March 31, 2005:600,000*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2005	¥752,112 million	¥22,502 million	3.0%	¥37,504.24
As of June 30, 2004	¥697,201 million	¥33,491 million	4.8%	¥55,819,32
As of March 31, 2005	¥727,258 million	¥25,077 million	3.4%	¥41,796.57

Notes:

1. *Number of outstanding shares at the end of the term: as of June 30, 2005: 600,000; as of June 30, 2004:600,000; as of March 31, 2005: 600,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2006"* section in this material *"Financial Summary for the Three Months Ended June 30, 2005"*.

T&D Financial Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of June 30, 2004	As of June 30, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	47,959	51,514	3,555	7.4	42,396
Cash	22	10	(12)	(54.9)	11
Deposit	47,936	51,504	3,567	7.4	42,385
Monetary claims purchased	174	-	(174)	(100.0)	-
Monetary trusts	-	7,409	7,409	-	7,036
Securities	584,702	643,633	58,930	10.1	624,402
Government bonds	235,786	241,827	6,040	2.6	245,206
Corporate bonds	25,349	23,453	(1,895)	(7.5)	23,453
Domestic stocks	4,796	1,894	(2,901)	(60.5)	1,891
Foreign securities	59,377	43,980	(15,397)	(25.9)	53,396
Other securities	259,392	332,476	73,084	28.2	300,455
Loans	25,020	14,569	(10,451)	(41.8)	14,753
Policy loans	19,121	9,360	(9,760)	(51.0)	9,486
Commercial loans	5,899	5,208	(690)	(11.7)	5,266
Property and equipment	1,730	188	(1,542)	(89.1)	195
Land	1,235	-	(1,235)	(100.0)	-
Buildings	447	157	(289)	(64.8)	162
Equipment	47	30	(16)	(35.4)	33
Due from agencies	0	0	(0)	(15.4)	0
Due from reinsurers	3,853	5,440	1,587	41.2	4,764
Other assets	26,131	24,253	(1,878)	(7.2)	26,782
Accounts receivable	10,104	14,858	4,754	47.1	15,867
Prepaid expenses	249	306	56	22.9	157
Accrued income	1,361	878	(483)	(35.5)	965
Deposit for rent	1,045	880	(165)	(15.8)	861
Suspense payable	54	93	39	72.9	74
Goodwill	11,375	4,875	(6,500)	(57.1)	6,500
Other assets	1,941	2,361	420	21.6	2,356
Deferred tax assets	8,864	5,248	(3,616)	(40.8)	7,071
Reserve for possible loan losses	(1,236)	(145)	1,091	(88.3)	(145)
Total assets	697,201	752,112	54,911	7.9	727,258

(Millions of yen)

	As of June 30, 2004	As of June 30, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Liabilities:					
Policy reserves	648,765	714,300	65,534	10.1	684,679
Reserve for outstanding claims	13,945	6,046	(7,899)	(56.6)	6,728
Policy reserve	630,678	704,874	74,195	11.8	674,047
Reserve for policyholder dividends	4,141	3,380	(761)	(18.4)	3,903
Due to agencies	353	802	449	127.3	993
Due to reinsurers	72	88	16	22.3	64
Other liabilities	3,104	3,668	563	18.1	5,397
Income tax payable	19	14	(5)	(26.9)	65
Accounts payable	1,330	1,970	640	48.1	3,436
Accrued expenses	726	603	(122)	(16.9)	978
Unearned income	3	0	(3)	(90.7)	0
Deposits received	312	300	(11)	(3.7)	233
Guarantee deposits	0	-	(0)	(100.0)	-
Suspense receipt	712	778	66	9.3	683
Reserve for employees' retirement benefits	11,081	10,348	(733)	(6.6)	10,639
Reserve for directors' and corporate auditors' retirement benefits	109	92	(16)	(15.3)	123
Reserve for price fluctuations	222	309	86	38.8	284
Total liabilities	663,709	729,610	65,900	9.9	702,181
Stockholder's equity:					
Common stock	20,000	20,000	-	-	20,000
Capital surplus	10,000	10,000	-	-	10,000
Retained earnings (deficit)	3,949	(7,887)	(11,837)	(299.7)	(4,818)
Unappropriated retained earnings	3,949	-	(3,949)	(100.0)	-
Unappropriated deficit	-	7,887	7,887	-	4,818
Net unrealized gains on securities	(458)	390	848	(185.2)	(103)
Total Stockholder's equity	33,491	22,502	(10,989)	(32.8)	25,077
Total liabilities and stockholder's equity	697,201	752,112	54,911	7.9	727,258

T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	30,942	53,358	22,415	72.4	150,202
Income from insurance premiums	27,693	47,451	19,758	71.3	126,003
Insurance premiums	27,223	46,167	18,944	69.6	123,421
Ceded reinsurance commissions	470	1,284	814	173.2	2,582
Investment income	2,699	3,824	1,124	41.7	13,165
Interest, dividends and income from real estate for rent	1,164	807	(357)	(30.7)	5,338
Interest income from deposits	0	-	(0)	(100.0)	0
Interest income and dividends from securities	1,059	714	(345)	(32.6)	4,907
Interest income from loans	104	93	(11)	(10.6)	429
Interest from real estate for rent	0	-	(0)	(100.0)	0
Other income from interest and dividends	0	0	-	-	0
Gains from monetary trust, net	-	-	-	-	36
Gains on sales of securities	88	90	1	1.4	486
Gains on redemption of securities	6	0	(6)	(95.0)	11
Other investment income	12	9	(3)	(28.1)	369
Gains on separate accounts, net	1,426	2,917	1,490	104.5	6,922
Other ordinary income	550	2,082	1,531	278.4	11,033
Income related to withheld insurance claims and other payments for future annuity payments	129	926	796	615.8	2,719
Income due to withheld insurance payments	48	138	89	182.6	270
Reversal of reserve for outstanding claims	198	682	483	243.3	7,416
Reversal of reserve for employees' retirement benefits	169	291	121	72.1	611
Reversal of reserve for directors' and corporate auditors' retirement benefits	-	30	30	-	-
Other ordinary profit	4	14	10	249.4	16
Ordinary expenses	32,032	57,385	25,352	79.1	163,096
Insurance claims and other payments	20,449	18,804	(1,645)	(8.0)	89,181
Insurance claims	5,139	5,930	791	15.4	22,897
Annuity payments	1,405	1,248	(157)	(11.2)	5,204
Insurance benefits	3,296	3,373	77	2.4	19,349
Surrender payments	6,754	5,025	(1,729)	(25.6)	30,366
Other payments	3,377	2,714	(663)	(19.6)	9,341
Reinsurance premiums	475	512	36	7.6	2,021
Provision for policy and other reserves	5,074	30,827	25,753	507.6	48,449
Provision for policy reserve	5,072	30,826	25,753	507.7	48,441
Interest portion of reserve for policyholder dividends	1	1	0	8.9	7
Investment expenses	148	797	649	438.0	407
Interest expenses	0	0	(0)	(92.2)	0
Losses from monetary trusts, net	-	627	627	-	-
Losses on sales of securities	0	94	94	109,371.0	202
Devaluation losses on securities	-	55	55	-	24
Losses on redemption of securities	0	1	1	2,584.5	0
Foreign exchange losses, net	0	0	0	31.3	1
Provision for reserve for possible loan losses	-	-	-	-	54
Depreciation of real estate for rent	8	-	(8)	(100.0)	15
Other investment expenses	138	18	(120)	(87.0)	108
Operating expenses	4,229	4,765	535	12.7	16,348
Other ordinary expenses	2,131	2,189	58	2.8	8,709
Payments related to withheld insurance claims	138	94	(43)	(31.3)	565
Taxes	241	327	85	35.6	973
Depreciation	122	142	19	16.2	529
Provision for reserve for directors' and corporate auditors' retirement benefits	4	-	(4)	(100.0)	18
Amortization of goodwill	1,625	1,625	-	-	6,500
Other ordinary losses	—	0	0	-	121
Ordinary losses	1,089	4,026	2,937	269.6	12,894

(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	5	0	(5)	% (93.5)	3
Gains on sale of property and equipment	-	-	-	-	3
Reversal of reserve for possible loan losses	5	0	(5)	(93.5)	-
Extraordinary losses	552	27	(524)	(95.0)	655
Losses on sale, disposal and devaluation of property and equipment	524	2	(521)	(99.5)	565
Provision for reserve for price fluctuations	28	25	(3)	(12.5)	90
Provision for reserve for policyholder dividends	173	273	100	58.3	1,005
Loss before income taxes	1,809	4,328	2,518	139.2	14,552
Income taxes (current)	(6,967)	(2,816)	4,151	(59.6)	(12,583)
Income taxes (deferred)	(8,668)	1,557	10,226	(118.0)	(7,027)
Net income	13,827	-	(13,827)	(100.0)	5,058
Net loss	-	3,069	3,069	-	-
Unappropriated deficit at beginning of period	9,877	4,818	(5,058)	(51.2)	9,877
Unappropriated retained earnings at end of period	3,949	–	(3,949)	(100.0)	–
Unappropriated deficit at end of period	–	7,887	7,887	–	4,818

Supplementary Materials for the Three Months Ended June 30, 2005

Business Highlights (Non-consolidated)

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	361	-	27,519	-	330	91.5	24,312	88.3	339	25,241
Individual annuities	69	-	3,385	-	75	110.0	4,219	124.6	72	3,888
Individual variable annuities	26	-	1,882	-	36	135.1	2,808	149.3	32	2,457
Subtotal	430	-	30,904	-	406	94.5	28,531	92.3	411	29,130
Group insurance	-	-	19,940	-	-	-	17,844	89.5	-	18,313
Group annuities	-	-	601	-	-	-	470	78.2	-	494

Notes:

1. *Policy amount in force for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*
2. *Policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Three months ended June 30, 2004					
	Number	% Change	Amount	% Change	New Policies	Increase from Conversion
Individual insurance	7	-	708	-	708	-
Individual annuities	2	-	125	-	125	-
Individual variable annuities	2	-	125	-	125	-
Subtotal	9	-	833	-	833	-
Group insurance	-	-	3	-	3	
Group annuities	-	-	-	-	-	

(Number: Thousands, 100 Millions of Yen, %)

Category	Three months ended June 30, 2005					
	Number	% Change	Amount	% Change	New Policies	Increase from Conversion
Individual insurance	2	35.9	234	33.1	234	-
Individual annuities	4	233.6	303	242.6	303	-
Individual variable annuities	4	233.6	303	242.6	303	-
Subtotal	7	78.5	537	64.5	537	-
Group insurance	-	-	-	-	-	
Group annuities	-	-	-	-	-	

(Number: Thousands, 100 Millions of Yen, %)

Category	Year ended March 31, 2005					
	Number	% Change	Amount	% Change	New Policies	Increase from Conversion
Individual insurance	22	55.4	2,389	67.6	2,389	-
Individual annuities	8	54.9	608	67.3	608	-
Individual variable annuities	8	54.9	608	67.3	608	-
Subtotal	30	55.2	2,997	67.5	2,997	-
Group insurance	-	-	15	0.8	15	
Group annuities	-	-	-	-	-	

Notes:

1. *There is no conversion plan from FY2001.*
2. *The new policy amount for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*
3. *The new policy amount for group annuity products is equal to the initial premium payment.*

(3) Annualized Premiums

1) Policy amount in force

(Millions of Yen, %)

Category	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance and annuities	65,705	-	70,462	107.2	68,339	106.9
3rd sector products	9,219	-	8,854	96.0	9,434	107.5

2) New policy amount

(Millions of Yen, %)

Category	Three months ended June 30, 2004		Three months ended June 30, 2005		Year ended March 31, 2005	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance and annuities	1,936	-	3,268	168.8	8,306	71.8
3rd sector products	477	-	203	42.7	1,697	105.9

Note: The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Surrender and Lapse Amount

(Number: Thousands, Millions of Yen, %)

Category	Three months ended June 30, 2004				Three months ended June 30, 2005				Year ended March 31, 2005	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Amount	% Change
Individual insurance	10	-	107,682	-	9	88.6	93,621	86.9	40	410,167
Individual annuities	0	-	4,592	-	0	67.2	2,932	63.9	3	14,979
Total	11	-	112,275	-	10	87.1	96,554	86.0	43	425,146

(5) Surrender and Lapse Rate (Surrender and lapse amount/ Amount in force at the beginning of fiscal year)

(%)

Category	Three months ended June 30, 2004	Three months ended June 30, 2005	Year ended March 31, 2005
Individual insurance	3.84	3.71	14.61
Individual annuities	1.40	0.75	4.57
Total	3.58	3.31	13.56

Note: Figures as of June 30, 2004 and 2005 are not annualized.

(6) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

Category		Three months ended June 30, 2004	Three months ended June 30, 2005	Year ended March 31, 2005
Core profit	A	(1,079)	(3,019)	(6,746)
Capital gains/losses	B	88	(687)	294
Other one-time gains/losses	C	(98)	(319)	(6,442)
Ordinary profit	A + B + C	(1,089)	(4,026)	(12,894)

(7) Negative Spread

(Millions of Yen)

Category		Three months ended June 30, 2004	Three months ended June 30, 2005	Year ended March 31, 2005
Negative Spread		1,385	1,497	3,924
	Investment yield on core profit	0.93%	0.75%	1.31%
	Average assumed investment yield	2.19%	2.17%	2.22%
	Policy reserve in general accounts	442,846	423,409	428,469

Notes:

1. *Negative spread is calculated by the following method:*
   (Investment yield on core profit - average assumed investment yield) x policy reserve in general accounts.
2. *Investment yield on core profit is calculated by the following method:*
   (Net investment income/expenses (general accounts only) in core profit - interest portion of reserve for policyholder dividends) / Policy reserve in general account.
3. *Average assumed investment yield is an investment yield for policy reserve in general accounts of assumed interests.*
4. *Policy reserve in general accounts are calculated by the following method:*
   (Policy reserve at the beginning of the year + policy reserve* at the end of the year - assumed interests) x 1/2*
   **Policy reserve represents policy reserve within general accounts except contingency reserve.*

(8) Solvency Margin Ratio

(Millions of Yen)

Items		As of June 30, 2004	As of June 30, 2005	As of March 31, 2005
Total solvency margin	(A)	37,042	26,561	28,305
Equity (less certain items)		33,949	22,112	25,181
Reserve for price fluctuations		222	309	284
Contingency reserve		564	2,125	1,598
Reserve for possible loan losses		16	15	15
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		(654)	550	(148)
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	-	-
Excess of amount of policy surrender payment		905	901	871
Unallotted portion of reserve for policyholder dividends		-	-	-
Future profits		346	547	502
Deferred tax assets		1,692	-	-
Subordinated debt		-	-	-
Deductible items		-	-	-
Total risk $\sqrt{R_1^2+(R_2+R_3+R_7)^2}+R_4$	(B)	4,974	9,073	7,843
Insurance risk	R_1	3,629	3,072	6,960
Assumed investment yield risk	R_2	436	417	421
Investment risk	R_3	2,762	2,701	2,496
Business risk	R_4	136	337	296
Minimum guarantee risk	R_7	-	5,059	-
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1,489.2%	585.5%	721.7%

Notes:

1. *The ratio as of March 31, 2005 is calculated in accordance with Articles 86 and 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996. The ratios as of June, 30, 2004 and 2005 are calculated by the method the Company considered reasonable, which is consistent with these rules.*
2. *Equity represents equity on the balance sheet less net unrealized gains on securities.*
3. *On October 22, 2004, the Financial Services Agency issued a "Cabinet Office Regulation Concerning Provision of Reserve for Minimum Guarantee Risks for Variable Annuity Insurance, etc." According to this Cabinet Office regulation, it is mandatory to set aside reserves for variable annuity policies contracted as of fiscal 2005, which begins on April 1, 2005. In advance of its enforcement, the Company set aside additional reserves for all variable annuities, including those of existing policies, which are not mandatory, to enhance its financial soundness and to effectively control minimum guarantee risks.*
4. *Insurance risk as of March 31, 2005 includes the minimum guarantee risks for variable annuities.*

(9) Adjusted Net Assets

(Millions of Yen)

Item	As of June 30, 2004	As of June 30, 2005	As of March 31, 2005
Adjusted net assets	45,172	42,100	41,195

Note: Adjusted net assets are calculated based on the regulatory standard.

(10) Assets Composition (General Account Assets)

(Millions of Yen, %)

Category	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005	
	Amount	% Change	Amount	% Change	Amount	% Change
Cash and deposits, call loans	41,902	8.3	43,358	9.2	33,285	6.9
Monetary claims purchased	174	0.0	-	-	-	-
Monetary trusts	-	-	7,409	1.6	7,036	1.5
Securities	400,579	79.0	370,559	78.7	387,751	80.5
Domestic bonds	260,307	51.3	264,612	56.2	267,993	55.7
Domestic stocks	2,922	0.6	365	0.1	384	0.1
Foreign securities	57,334	11.3	41,837	8.9	51,332	10.7
Bonds	31,467	6.2	29,540	6.3	30,920	6.4
Stocks, etc.	25,867	5.1	12,296	2.6	20,412	4.2
Other securities	80,013	15.8	63,743	13.5	68,040	14.1
Loans	25,020	4.9	14,569	3.1	14,753	3.1
Policy loans	19,121	3.8	9,360	2.0	9,486	2.0
Commercial loans	5,899	1.2	5,208	1.1	5,266	1.1
Property and equipment	1,683	0.3	157	0.0	162	0.0
Deferred tax assets	8,864	1.7	5,248	1.1	7,071	1.5
Deferred tax assets concerning revaluation	-	-	-	-	-	-
Other assets	30,004	5.9	29,582	6.3	31,536	6.6
Reserve for possible loan losses	(1,236)	(0.2)	(145)	(0.0)	(145)	(0.0)
Total	506,991	100.0	470,739	100.0	481,452	100.0
Foreign currency denominated assets	1,209	0.2	641	0.1	624	0.1

(11) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with fair value

(Millions of Yen)

Category	As of June 30, 2004				
	Cost/ Carrying value before mark-to-market	Current fair value	Net unrealized gains(losses)	Gains	Losses
Held-to-maturity securities	262,472	260,483	(1,989)	1,220	3,210
Domestic bonds	232,075	231,171	(903)	1,219	2,122
Foreign bonds	30,397	29,311	(1,085)	1	1,087
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	135,188	134,534	(654)	844	1,498
Domestic bonds	29,056	28,232	(824)	1	825
Domestic stocks	107	190	83	83	-
Foreign securities	27,345	26,937	(408)	18	426
Bonds	1,204	1,069	(135)	-	135
Stocks, etc.	26,140	25,867	(273)	18	291
Other securities	78,578	78,999	421	667	246
Monetary claims purchased	101	174	73	73	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	397,661	395,017	(2,643)	2,065	4,708
Domestic bonds	261,131	259,403	(1,727)	1,220	2,948
Domestic stocks	107	190	83	83	-
Foreign securities	57,743	56,249	(1,494)	19	1,514
Bonds	31,602	30,381	(1,221)	1	1,222
Stocks, etc.	26,140	25,867	(273)	18	291
Other securities	78,578	78,999	421	667	246
Monetary claims purchased	101	174	73	73	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of June 30, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	3,746
Unlisted domestic stocks	2,732
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	1,014
Total	3,746

a. Securities with fair value

(Millions of Yen)

Category	As of June 30, 2005				
	Cost/ Carrying value before mark-to-market	Current fair value	Net unrealized gains(losses)	Gains	Losses
Held-to-maturity securities	253,403	257,962	4,558	5,253	695
Domestic bonds	224,405	229,480	5,075	5,224	149
Foreign bonds	28,998	28,482	(516)	28	545
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	115,800	116,411	611	1,369	758
Domestic bonds	40,193	40,207	13	70	57
Domestic stocks	99	201	101	101	-
Foreign securities	12,885	12,838	(47)	121	168
Bonds	597	542	(55)	-	55
Stocks, etc.	12,288	12,296	7	121	113
Other securities	62,620	63,163	543	1,075	532
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	369,204	374,373	5,169	6,623	1,453
Domestic bonds	264,598	269,687	5,088	5,295	207
Domestic stocks	99	201	101	101	-
Foreign securities	41,884	41,320	(563)	150	714
Bonds	29,595	29,024	(571)	28	600
Stocks, etc.	12,288	12,296	7	121	113
Other securities	62,620	63,163	543	1,075	532
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of June 30, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	744
Unlisted domestic stocks	164
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	580
Total	744

a. Securities with fair value

(Millions of Yen)

Category	As of March 31, 2005				
	Cost/ Carrying value before mark-to-market	Current fair value	Net unrealized gains(losses)	Gains	Losses
Held-to-maturity securities	255,205	258,489	3,284	4,143	859
Domestic bonds	224,807	228,579	3,772	4,112	340
Foreign bonds	30,398	29,910	(488)	31	519
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	131,805	131,657	(148)	797	945
Domestic bonds	43,228	43,186	(41)	131	173
Domestic stocks	99	164	64	64	-
Foreign securities	21,139	20,934	(205)	32	237
Bonds	598	521	(76)	-	76
Stocks, etc.	20,541	20,412	(128)	32	161
Other securities	67,337	67,372	34	569	534
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	387,011	390,147	3,136	4,941	1,805
Domestic bonds	268,035	271,766	3,730	4,244	513
Domestic stocks	99	164	64	64	-
Foreign securities	51,538	50,844	(693)	63	757
Bonds	30,996	30,431	(564)	31	595
Stocks, etc.	20,541	20,412	(128)	32	161
Other securities	67,337	67,372	34	569	534
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	887
Unlisted domestic stocks	219
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	667
Total	887

2) Fair value information on monetary trusts

(Millions of Yen)

Category	As of June 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	-	-	-	-	-

(Millions of Yen)

Category	As of June 30, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,409	7,409	-	-	-

(Millions of Yen)

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,036	7,036	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of June 30, 2004		As of June 30, 2005		As of March 31, 2005	
	Carrying value before mark-to-market	Net valuation gains (losses)	Carrying value before mark-to-market	Net valuation gains (losses)	Carrying value before mark-to-market	Net valuation gains (losses)
Monetary trusts for investment	-	-	7,409	(627)	7,036	49

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity securities, policy reserve matching bonds, and available-for-sale securities

The Company held no monetary trusts for held-to-maturity securities, policy reserve matching bonds, and available-for-sale securities as of June 30, 2004 and 2005, and as of March 31, 2005.

3) Fair value information on real estate

(Millions of Yen)

Category	As of June 30, 2004					As of June 30, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)	Gains	Losses	Carrying value	Current fair value	Net unrealized gains (losses)	Gains	Losses
Land	1,235	1,323	88	88	-	-	-	-	-	-
Leasehold	-	-	-	-	-	-	-	-	-	-
Total	1,235	1,323	88	88	-	-	-	-	-	-

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)	Gains	Losses
Land	-	-	-	-	-
Leasehold	-	-	-	-	-
Total	-	-	-	-	-

Note: Fair values as of June 30, 2004 are equal to the appraisal price on May2004.

4) *Fair value information on derivative transactions*

The Company uses derivative transactions to hedge minimum guarantee risks (guaranteed minimum death benefit risk, guarantee of minimum annuitization value risk) relating to variable annuities.

a. Gains (losses) on derivatives with and without hedge accounting

(Millions of Yen)

Category	As of June 30, 2005					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	-	(537)	(40)	-	-	(578)
Total		(537)	(40)	-	-	(578)

Note: Gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

b. Interest-related transactions

The Company held no interest-related derivative instruments as of June 30, 2004 and 2005, and as of March 31, 2005.

c. Currency-related transactions

(Millions of Yen)

Category	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Currency options												
Sold:												
Call	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
U.S.dollar	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Euro	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
British pound	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Canadian dollar	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-	-	-	27,300	23,834			24,650	22,328		
	[-]	[-]	[-]	[-]	[2,961]	[2,924]	[2,423]	[(537)]	[2,607]	[2,585]	[2,578]	[(28)]
U.S.dollar	-	-	-	-	15,421	13,541			13,789	12,528		
	[-]	[-]	[-]	[-]	[1,814]	[1,793]	[1,415]	[(399)]	[1,578]	[1,564]	[1,669]	[91]
Euro	-	-	-	-	11,878	10,292			10,861	9,800		
	[-]	[-]	[-]	[-]	[1,146]	[1,131]	[1,008]	[(138)]	[1,029]	[1,021]	[909]	[(120)]
British pound	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Canadian dollar	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Total								(537)				(28)

Note: Parenthesized figures are option premiums.

d. Stock-related transactions

(Millions of Yen)

Category	As of June 30, 2004				As of June 30, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Stock index options												
Sold:												
Call	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-	-	-	-	-	-	-	-	-	-	-
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-	-	-	42,336	38,296			34,304	31,128		
	[-]	[-]	[-]	[-]	[3,542]	[3,510]	[3,502]	[(40)]	[2,459]	[2,443]	[2,538]	[78]
Total								(40)				78

Note: Parenthesized figures are option premiums.

e. Bond-related transactions

The Company held no bond-related derivative instruments as of June 30, 2004 and 2005, and as of March 31, 2005.

f. Others

The Company held no other derivative instruments as of June 30, 2004 and 2005, and as of March 31, 2005.

T&D Life Group

August 19, 2005

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)
T&D Financial Life Insurance Company
Muneo Takeuchi, President

Inter-group reorganization of in-house sales representatives' channel of T&D Financial Life Insurance Company

T&D Financial Life Insurance Company, a member company of the T&D Life Group, hereby announces that its Board of Directors resolved to reorganize in-house sales representatives' channel in the Group at its meeting held today.

1. Purposes

T&D Financial Life had thus far maintained a sales system with two pillars, i.e., over-the-counter (OTC) sales channel at banks and securities firms, and in-house sales representatives' channel.

Given momentum toward liberalization and deregulation in the financial sector, and taking into consideration of the inter-group's roles and its efficiency, T&D Financial Life decided to achieve inter-group reorganization as specified below in a bid to provide customers with its best products and services based on a negotiation with its labor union.

- Business activities through the in-house sales representatives' channel of T&D Financial Life shall be ended and such channel is to be consolidated to sales channels of Taiyo Life Insurance Company and Daido Life Insurance Company both of which are member companies of the Group.
- T&D Financial Life is to concentrate management resources to the OTC sales channel at banks and securities firms.

Meanwhile, the OTC sales channel at banks and securities firms that is now selling individual variable annuities will be continuously provided by T&D Financial Life.

2. Details of inter-group reorganization plan

(1) Sales branches of T&D Financial Life (46 branches nationwide as of August 19, 2005) shall be all closed and end their sales activities on the last day of September this year.

(2) In-house sales representatives of T&D Financial Life (399 sales representatives as of August 1, 2005) will be transferred to sales branches of Taiyo Life and Daido Life near them subject to the satisfaction of certain requirement and if they so desire.

Under these circumstances, new policy sales by in-house sales representatives of T&D Financial Life will be terminated as of the last day of August this year.

(3) T&D Financial Life will start soliciting voluntary retirement with the closure of its sales branches.

3. Treatment of policy contracts signed through the in-house sales representatives' channel

No condition whatsoever provided in policy contracts executed through the in-house sales representatives' channel of T&D Financial Life, including insured amount, insurance premium will be changed.

With the implementation of this inter-group reorganization, various procedures such as payment of insurance claims, insurance benefits or surrender payments will be uniformly handled at a Customer Service Center of T&D Financial Life's Head Quarter.

Besides, T&D Financial Life will make all-out efforts to improve its customer services for instances by assigning special staff responsible for customer services at major districts for a while as well as reinforcing functions of Customer Service Center in accordance based on a policy of "Top Priority on Maintenance and Improvement of Customer Services".

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp